                                                      OMB APPROVAL
                                              --------------------------------
                                              OMB Number:            3235-0145
                                              Expires:       December 31, 1997
                                              Estimated average burden
                                              hours per response....   14.90
                                              hours perform..............14.90


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                         Datalink Systems Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 23804 A 10 7
-------------------------------------------------------------------------------
                                (CUSIP Number)

       Michael Lyall, 830 Third Avenue, Fourth Floor, New York, NY 10022
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 5, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on the following page(s))
                              Page 1 of 65 Pages

-------------------------------------------------------------------------------

CUSIP No. 23804 A 10 7                  13D                  Page 2 of 65 Pages
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Commonwealth Associates
                   13-3467952
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------

    3      SEC USE ONLY
------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                WC
------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                NEW YORK
-------------------------------------------------------------------------------
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       1,000,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |-----|--------------------------------------------------------
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       9,243,826
---------------|-----|---------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,243,826
------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                32.5%
------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
                PN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------------------------------------------------

CUSIP No. 23804 A 10 7                  13D                  Page 3 of 65 Pages
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Michael S. Falk
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------

    3      SEC USE ONLY
------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                OO
------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                USA
-------------------------------------------------------------------------------
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       400,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       1,000,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       400,000
               |-----|--------------------------------------------------------
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       9,243,826
---------------|-----|---------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                9,643,826
------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                33.5%
------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
                IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------------------------------------------------

CUSIP No. 23804 A 10 7                  13D                  Page 4 of 65 Pages
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Robert Priddy
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------

    3      SEC USE ONLY
------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                OO
------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                USA
-------------------------------------------------------------------------------
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,000,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,000,000
               |-----|--------------------------------------------------------
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
---------------|-----|---------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,000,000
------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.7%
------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
                IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                     Page   5   of   65   Pages

Item 1. Security and Issuer.

           This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Datalink Systems Corporation, a Nevada corporation (the "Company"). The address of the Company's principal executive office is 1735 Technology Drive, Suite 790, San Jose, CA 95110.

           The shares of Common Stock that are the subject of this statement are issuable (i) upon exercise of warrants (the "Agent's Warrants") issued to Commonwealth to purchase 8,243,826 shares of Common Stock, subject to adjustment in certain instances, at an exercise price of $.375 per share, and (ii) upon conversion of the shares of the Company's Series A Convertible Preferred stock, par value $.001 per share (the "Series A Preferred Stock"), initially at a conversion rate of ten shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain instances.

Item 2.    Identity and Background.

           This statement is filed jointly by Commonwealth Associates ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Michael S. Falk and Robert Priddy (the "Reporting Persons"). Mr Falk is the Chairman and controlling equity owner of Commonwealth and Mr. Priddy, a director and principal equity owner of Commonwealth, is Chairman of ValuJet Airlines. The business address for Commonwealth and Mr. Falk is 830 Third Avenue, 4th Floor, New York, New York 10022 and the business address for Mr. Priddy is 1800 Phoenix Blvd., Atlanta, GA 30349. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           Commonwealth acquired the Agent's Warrants on November 5, 1997 for a purchase price of $37.50 with funds provided from working capital pursuant to an Agency Agreement dates as of September 24, 1997, and as amended on October 31, 1997 with the Company (together, the "Agency Agreement") filed as Exhibit (1) hereto, pursuant to which Commonwealth acted as placement agent in connection with a private placement (the "Private Placement") of Units (the "Units"), each Unit consisting of 40,000 shares of Series A Preferred Stock and 200,000 warrants (the "Warrants") to purchase the Company's Common Stock. In no case were any funds borrowed. The Warrants are exercisable at $.50 per share for a period commencing the later of November 5, 1998 or the date which the Company files an amendment to its articles of incorporation increasing its authorized shares of Common Stock to not less than 70,000,000 and expiring on November 5, 2002. The Agent's Warrants are exercisable at any time during the five-year period commencing November 5, 1997 and terminating on November 5, 2002 at an exercise price of $.375 per

                                                            Page 6 of 65 Pages



           share. Further, the Agent's Warrants are convertible, at the option of Commonwealth, into an equal number of warrants with identical terms as the Warrants.

           Mr. Falk acquired 40,000 Shares of Series A Preferred Stock in the Private Placement, initially convertible into 400,000 shares of Common Stock, for a purchase price of $150,000, which amount was provided form Mr. Falk's personal funds. In no case were any funds borrowed.

           Mr. Priddy acquired 100,000 Shares of Series A Preferred Stock in the Private Placement, initially convertible into 1,000,000 shares of Common Stock, for a purchase price of $375,000, which amount was provided by Mr. Priddy's personal funds. In no case were any funds borrowed.

Item 4.    Purpose of Transaction.

           The Agent's Warrants were acquired by Commonwealth as compensation for its services in connection with the Private Placement solely for investment purposes and not for the purpose of acquiring control of the Company. The Series A Preferred Stock was acquired by each of Messrs. Falk and Priddy to make a profitable investment.

           The text of Item 5 of the Company's Current Report on Form 8-K filed on December 5, 1997, and Item 1 of the Company's Quarterly Report on Form 10QS-B for its fiscal quarter ended September 30, 1997, are hereby incorporated herein by reference to describe the components of the transaction pursuant to which the Series A Preferred Stock, Warrants and Agent's Warrants were issued by the Company.

           The Company does not currently have available sufficient shares of Common Stock to issue such shares to all persons who are entitled thereto upon the conversion of currently outstanding Shares of Series A Preferred Stock and exercise of the Warrants and the Agent's Warrants. Accordingly, the Company has agreed to propose, at its next annual meeting of stockholders, an increase in the number of shares of Common Stock authorized for issuance to 80,000,000 shares. The Reporting Persons intend to vote in favor of such proposal.

           Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.    Interest in Securities of the Issuer.

            (a) Commonwealth is the beneficial owner of a total of 9,243,826 shares of Common Stock, representing approximately 32.5% of the issued and outstanding shares of Common Stock of the Company. Mr. Falk is the beneficial owner of an aggregate

                                                            Page 7 of 65 Pages


                  of 9,643,826 shares of Common Stock, consisting of 400,000 Shares of Common Stock which he has the right to acquire at any time upon conversion of the shares of Series A Preferred Stock held by him and the 9,243,826 shares of Common Stock beneficially owned by Commonwealth, representing approximately 33.5% of the issued and outstanding shares of Common Stock of the Company. In his capacity as Chairman and controlling equity owner of Commonwealth, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities. The shares beneficially owned by Mr. Falk do not include shares of Common Stock issuable upon exercise of 200,000 Warrants issued to him in connection with his purchase of Units in the Private Placement, which Warrants are not exercisable within 60 days of the date hereof. Mr. Priddy is the beneficial owner of 1,000,000 Shares of Common Stock which he has the right to acquire at any time upon conversion of the shares of Series A Preferred Stock held by him. The shares beneficially owned by Mr. Priddy do not include (i) shares of Common Stock issuable upon exercise of 500,000 Warrants issued to him in connection with his purchase of Units in the Private Placement, which Warrants are not exercisable within 60 days of the date hereof, and (ii) the shares of Common Stock beneficially owned by Commonwealth, as to which Mr. Priddy disclaims beneficial ownership.

                  The percentages of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 20,182,925 shares of Common Stock outstanding as of November 20, 1997.

           (b) Number of shares as to which each such person has:

                  (i) sole power to vote or to direct the vote:

                           Mr. Falk and Mr. Priddy have the sole power to vote or to direct the vote of the 400,000 shares and 1,000,000 shares of Common Stock beneficially owned by each of them.


                  (ii) shared power to vote or to direct the vote:

                           Commonwealth and Mr. Falk share the power to vote or direct the vote of the 1,000,000 shares of Common Stock beneficially owned by Commonwealth. On November 13, 1997, Commonwealth granted to Anthony LaPine, president of the Company, an irrevocable proxy (the "Proxy") filed as Exhibit 3 hereto to vote the 8,243,826 shares of Common Stock issuable upon exercise of the Agent's Warrants for a period of one year and, accordingly, neither Commonwealth or Mr. Falk has the power to vote or to direct the vote of such shares during the term of the Proxy.

                                                            Page 8 of 65 Pages


                  (iii) sole power to dispose or to direct the disposition of:

                           Mr. Falk and Mr. Priddy have the sole power to dispose or to direct the disposition of the 400,000 shares and 1,000,000 shares of Common Stock beneficially owned by each of them.

                  (iv) shared power to dispose of or to direct the disposition of:

                           Commonwealth and Mr. Falk share the power to dispose or direct the disposition of all of the 9,243,826 shares of Common Stock beneficially owned by Commonwealth.

           (c)    Inapplicable

           (d)    Inapplicable

           (e)    Inapplicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Under the terms of the Proxy, Commonwealth granted Anthony LaPine a one-year irrevocable proxy to vote the 8,243,826 shares of Common Stock issuable upon exercise of the Agent's Warrants and any additional shares of Common Stock issued or issuable in respect of the Agent's Warrants during the term of the Proxy. The Proxy shall terminate prior to November 5, 1998 (i) upon the death or disability of Mr. LaPine, (ii) if Mr. LaPine is no longer serving as the Chairman or Chief Executive Officer of the Company, or (iii) if Commonwealth and its affiliates beneficially own less than 10% of the outstanding Common Stock of the Company.

           Pursuant to the Agency Agreement, Commonwealth has the right until November 5, 1999 to nominate one person for election to the Board of Directors of the Company.

           Under the terms of the Subscription Agreement filed as Exhibit 4 hereto between the Company and the purchasers of Series A Preferred Stock in the Private Placement, the Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") with respect to the Series A Preferred Stock, the Warrants and the shares of Common Stock underlying the Warrants and the Series A Preferred Stock. Pursuant to the terms of the Agent's Warrant filed as Exhibit 5 hereto, the Company has agreed to register the shares of Common Stock underlying the Agent's Warrants with the SEC under certain circumstances.

                                                           Page 9 of 65 Pages


Item 7.    Materials to be Filed as Exhibits.

           (1) Agency Agreement dated as of September 24, 1997 and Amendment No. 1 thereto dated as of October 31, 1997 between Commonwealth and the Company.

           (2) Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K filed with the SEC on December 5, 1997.

           (3) Irrevocable Proxy dated as of November 13, 1997 between Commonwealth and Anthony LaPine.

           (4) Subscription Agreement regarding purchase of the Company's Series A Preferred Stock.

           (5) Warrant dated November 5, 1997 to purchase 8,243,826 shares of Common Stock issued to Commonwealth.

           (6) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

                                                           Page 10 of 65 Pages


                                  SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   December 9, 1997                   Commonwealth Associates
         New York, New York

                                            By:   /s/ Michael S. Falk
                                                  -----------------------------
                                                  Michael S. Falk
                                                  Chief Executive Officer

Dated:   December 9, 1997                         /s/ Michael S. Falk
         New York, New York                       -----------------------------
                                                  Michael S. Falk

Dated:   December 9, 1997                         /s/ Robert Priddy
         Atlanta, Georgia                         -----------------------------
                                                  Robert Priddy

                                                           Page 11 of 65 Pages


                                 EXHIBIT INDEX


Exhibit No.                                                               Page

(1)  Agency Agreement dated as of September 24, 1997 and
     Amendment No. 1 thereto dated as of October 31, 1997
     between Commonwealth and the Company...................................12

(2) Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K filed with the SEC on December 5, 1997

(3)  Irrevocable Proxy dated as of November 13, 1997 between
     Commonwealth and Anthony LaPine........................................34

(4)  Subscription Agreement regarding purchase of the Company's
     Series A Preferred Stock...............................................36

(5)  Warrant dated November 5, 1997 to purchase 8,243,826 shares of Common Stock issued to Commonwealth.................................50

(6)  Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1)
     under the Exchange Act.................................................65

                                                           Page 12 of 65 Pages


                                   Exhibit 1

                         DATALINK SYSTEMS CORPORATION

                               AGENCY AGREEMENT



Commonwealth Associates
830 Third Avenue
New York, New York 10023
                                                          September 24, 1997

Gentlemen:

                  Datalink Systems Corporation, a Nevada corporation (the "Company"), proposes to offer for sale to "accredited investors", in a private placement, units ("Units"), each Unit consisting 40,000 shares (the "Shares") of Series A Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock") and 200,000 common stock purchase warrants ("Warrants"). Such offering and sale are referred to herein as the "Offering." Each Warrant will be exercisable during the four-year period commencing one year after the initial closing to purchase one share of the Company's Common Stock, $.001 par value (the "Common Stock"), at a an exercise price of $.50 per share. A minimum of 27 Units ("Minimum Offering") and a maximum of 54 Units ("Maximum Offering") will be sold in the Offering at $150,000 per Unit. The Units will be offered pursuant to those terms and conditions acceptable to you as reflected in the Private Placement Memorandum (the "Memorandum"). Of the Units, 27 will be offered on a "best efforts - all-or-none" basis and the remaining 27 Units will be offered on a "best efforts" basis. The Maximum Offering may be increased by up to seven Units at the discretion of the Company and the Placement Agent (as defined below) in the event of over-subscription (the "Over-Allotment Option"). The Units are being offered pursuant to the Memorandum and related documents in accordance with Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D promulgated thereunder.

                  Commonwealth Associates is sometimes referred to herein as the "Placement Agent." The Memorandum (including the exhibits thereto), as it may be amended from time to time, and the form of proposed subscription agreement between the Company and each subscriber (the "Subscription Agreement") and the exhibits which are part of the Memorandum and/or Subscription Agreement are collectively referred to herein as the "Offering Documents."

                  The Company will prepare and deliver to the Placement Agent a reasonable number of copies of the Offering Documents in form and substance satisfactory to counsel to the Placement Agent.

                  Each prospective investor subscribing to purchase Units ("Subscriber") will be required to deliver, among other things, a Subscription Agreement and a confidential purchaser

                                                           Page 13 of 65 Pages


questionnaire ("Questionnaire") in the form to be provided to offerees. Capitalized terms used herein, unless otherwise defined or unless the context otherwise indicates, shall have the same meanings provided in the Offering Documents.

                  1.       Appointment of Placement Agent.

                            (a) You are hereby appointed exclusive Placement
Agent of the Company (subject to your right to have Selected Dealers, as defined in Section 1(c) hereof, participate in the Offering) during the Offering Period herein specified for the purposes of assisting the Company in finding qualified Subscribers pursuant to the offering (the "Offering") described in the Offering Documents. The Offering Period shall commence on the day (the "Commencement Date") the Offering Documents are first made available to you by the Company for delivery in connection with the offering for sale of the Units and shall continue until the earlier to occur of (i) the sale of all of the Maximum Offering or (ii) 60 days after the Commencement Date (unless extended for a period of up to 60 days under circumstances specified in the Memorandum). If the Minimum Offering is not sold prior to the end of the Offering Period, the Offering will be terminated and all funds received from Subscribers will be returned, without interest and without any deduction. The day that the Offering Period terminates is hereinafter referred to as the "Termination Date."

                            (b) Subject to the performance by the Company of
all of its obligations to be performed under this Agreement and to the completeness and accuracy of all representations and warranties of the Company contained in this Agreement, Commonwealth Associates hereby accepts such agency and agrees to use its best efforts to assist the Company in finding qualified subscribers pursuant to the Offering described in the Offering Documents. It is understood that the Placement Agent has no commitment to sell the Units. Your agency hereunder is not terminable by the Company except upon termination of the Offering Period.

                            (c) You may engage other persons, selected by you
in your discretion, that are members of the National Association of Securities Dealers, Inc., ("NASD") and that have executed a Selected Dealers Agreement substantially in the form attached hereto as Schedule A, to assist you in the Offering (each such person being hereinafter referred to as a "Selected Dealer") and you may allow such persons such part of the compensation and payment of expenses payable to you hereunder as you shall determine. Each Selected Dealer shall be required to agree in writing to comply with the provisions of, and to make the representations, warranties and covenants contained in, this Section 1.

                            (d) Subscriptions for Units shall be evidenced by
the execution by Subscribers of a Subscription Agreement. No Subscription Agreement shall be effective unless and until it is accepted by the Company. Until the Closing, all subscription funds received shall be held as described in the Subscription Agreement. The Placement Agent shall not have any obligation to independently verify the accuracy or completeness of any information contained in any Subscription Agreement or the authenticity, sufficiency, or validity of any check delivered by any prospective investor in payment for Units.

                                                           Page 14 of 65 Pages


                            (e) The Placement Agent and its affiliates may
purchase Units sold in the Offering.

                  2. Representations and Warranties of the Company. The Company represents and warrants to the Placement Agent and each Selected Dealer, if any, as follows:

                            (a) Securities Law Compliance. The Offering
Documents conform in all respects with the requirements of Section 4(2) of the Securities Act and Regulation D promulgated thereunder and with the requirements of all other published rules and regulations of the Securities and Exchange Commission (the "Commission") currently in effect relating to "private offerings" to "accredited investors" of the type contemplated by the Company. The Offering Documents will not contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. If at any time prior to the completion of the Offering or other termination of this Agreement any event shall occur as a result of which it might become necessary to amend or supplement the Offering Documents so that they do not include any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then existing, not misleading, the Company will promptly notify you and will supply you with amendments or supplements correcting such statement or omission. The Company will also provide the Placement Agent for delivery to all offerees and purchasers and their representatives, if any, any information, documents and instruments which the Placement Agent deems necessary to comply with applicable state and federal law.

                            (b) Organization. The Company is a corporation
duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own and lease its properties, to carry on its business as currently conducted and as proposed to be conducted, to execute and deliver this Agreement and to carry out the transactions contemplated by this Agreement, as appropriate, and is duly licensed or qualified to do business as a foreign corporation in California and in each other jurisdiction in which the conduct of its business or ownership or leasing of its properties requires it to be so qualified, except where the failure to be so licensed or qualified would not, in the aggregate, have a material adverse effect on the business or financial condition of the Company (a "Material Adverse Effect").

                            (c) Capitalization. The authorized, issued and
outstanding capital stock of the Company prior to the consummation of the transactions contemplated hereby is as set forth in the Offering Documents. All issued and outstanding shares of the Company are validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any stockholder of the Company. All prior sales of securities of the Company were either registered under the Act and applicable state securities laws or exempt from such registration, and no security holder has any rescission rights with respect thereto.

                            (d) Warrants, Preemptive Rights, Etc. Except for
the warrants to purchase shares of the Company's Common Stock to be issued to you or your designees in consideration for your acting as Placement Agent hereunder (the "Agent's Warrants"), and except as set forth in or contemplated by the Memorandum, there are not, nor will there be immediately after the Closing

                                                           Page 15 of 65 Pages


(as hereinafter defined), any outstanding warrants, options, agreements, convertible securities, preemptive rights to subscribe for or other commitments pursuant to which the Company is, or may become, obligated to issue any shares of its capital stock or other securities of the Company and this Offering will not cause any anti-dilution adjustments to such securities or commitments except as reflected in the Memorandum.

                            (e) Subsidiaries and Investments. The Company has
no subsidiaries other than Datalink Communications Corporation and DSC Datalink Systems Corporation (each a "Subsidiary" and collectively, the "Subsidiaries"), and the Company does not own, directly or indirectly, any capital stock or other equity ownership or proprietary interests in any other corporation, association, trust, partnership, joint venture or other entity. Each of the Subsidiaries is a corporation duly organized and validly existing under the laws of the state of its respective incorporation. The Company owns all of the capital stock of the Subsidiaries free and clear of all liens, security interests and encumbrances.

                            (f) Financial Statements. The financial
information contained in the Offering Documents is accurate in all material respects. The financial statements attached to the Offering Documents are hereinafter referred to collectively as the "Financial Statements". The Financial Statements have been prepared in conformity with generally accepted accounting principles consistently applied and show all material liabilities, absolute or contingent, of the Company required to be recorded thereon and present fairly the financial position and results of operations of the Company as of the dates and for the periods indicated.

                            (g) Absence of Changes. Since the date of the
Memorandum, except with respect to matters of which the Company has notified you in writing, the Company has not incurred any liabilities or obligations, direct or contingent, not in the ordinary course of business, or entered into any transaction not in the ordinary course of business, which is material to the business of the Company, and, except as set forth in Schedule G to this Agreement there has not been any change in the capital stock of, or any incurrence of long-term debt by, the Company, or any issuance of options, warrants or other rights to purchase the capital stock of the Company, or any adverse change or any development involving, so far as the Company can now reasonably foresee, a prospective adverse change in the condition (financial or otherwise), net worth, results of operations, business, key personnel or properties which would be material to the business or financial condition of the Company, and the Company has not become a party to, and neither the business nor the property of the Company has become the subject of, any material litigation whether or not in the ordinary course of business.

                            (h) Title. Except as set forth on Schedule H
hereto, the Company has good and marketable title to all properties and assets, owned by it, free and clear of all liens, charges, encumbrances or restrictions, except such as are not significant or important in relation to the Company's business; all of the material leases and subleases under which the Company is the lessor or sublessor of properties or assets or under which the Company holds properties or assets as lessee or sublessee are in full force and effect, and the Company is not in default in any material respect with respect to any of the terms or provisions of any of such leases or subleases, and no material claim has been asserted by anyone adverse to rights of the Company as lessor, sublessor, lessee or

                                                           Page 16 of 65 Pages


sublessee under any of the leases or subleases mentioned above, or affecting or questioning the right of the Company to continued possession of the leased or subleased premises or assets under any such lease or sublease. The Company owns or leases all such properties as are necessary to its operations as now conducted.

                            (i) Proprietary Rights. Except as set forth in
Schedule I hereto, the Company owns or possesses adequate and enforceable rights to use all patents, patent applications, trademarks, service marks, copyrights, trade secrets, processes, formulations, technology or know-how used in the conduct of its business as described in the Memorandum and will own or possess such rights with respect to the business to be conducted as contemplated by the Memorandum (the "Proprietary Rights"). The Company has not received any notice of any claims, nor does it have any knowledge of any threatened claims, and knows of no facts which would form the basis of any claim, asserted by any person to the effect that the sale or use of any product or process now used or offered by the Company or proposed to be used or offered by the Company infringes on any patents or infringes upon the use of any such Proprietary Rights of another person and, to the best of the Company's knowledge, no others have infringed the Company's Proprietary Rights.

                            (j) Litigation. There is no material action, suit,
investigation, customer complaint, claim or proceeding at law or in equity by or before any arbitrator, governmental instrumentality or other agency now pending or, to the knowledge of the Company, threatened against the Company (or basis therefor known to the Company) the adverse outcome of which would have a Material Adverse Effect. The Company is not subject to any judgment, order, writ, injunction or decree of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which have a Material Adverse Effect.

                            (k) Non-Defaults; Non-Contravention. Except as set
forth in Sections 3(b)(ii) and 4(o) hereof, the Company is not in violation of or default under, nor will the execution and delivery of this Agreement or any of the Offering Documents, the Fund Escrow Agreement, the Shares, the Warrants, the Advisory Agreement or the Agent's Warrants (all as defined herein) or consummation of the transactions contemplated herein or therein result in a violation of or constitute a default in the performance or observance of any obligation under (i) its Articles of Incorporation, or its By-laws, or (ii) any indenture, mortgage, contract, material purchase order or other agreement or instrument to which the Company is a party or by which it or its property is bound or affected, where such violation or default would have a Material Adverse Effect, or (iii) any material order, writ, injunction or decree of any court of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, where such violation or default would have a Material Adverse Effect, and there exists no condition, event or act which constitutes, nor which after notice, the lapse of time or both, could constitute a default under any of the foregoing, which in either case would have a Material Adverse Effect.

                            (l) Taxes. The Company has filed all Federal,
state, local and foreign tax returns which are required to be filed by it and all such returns are true and correct in all material respects. The Company has paid all taxes pursuant to such returns or pursuant to any assessments received by it or which it is obligated to withhold from amounts owing to any employee, creditor or third party. The Company has properly accrued all taxes required to be accrued by generally

                                                           Page 17 of 65 Pages


accepted accounting principals consistently applied. The tax returns of the Company have never been audited by any state, local or Federal authorities. The Company has not waived any statute of limitations with respect to taxes or agreed to any extension of time with respect to any tax assessment or deficiency.

                            (m) Compliance With Laws; Licenses, Etc. The
Company has not received notice of any violation of or noncompliance with any Federal, state, local or foreign, laws, ordinances, regulations and orders applicable to its business which has not been cured, the violation of, or noncompliance with which, would have a Material Adverse Effect. The Company has all licenses and permits and other governmental certificates, authorizations and permits and approvals (collectively, "Licenses") required by every Federal, state and local government or regulatory body for the operation of its business as currently conducted and the use of its properties, except where the failure to be licensed would not have a Material Adverse Effect. The Licenses are in full force and effect and to the Company's knowledge no violations currently exist in respect of any License and no proceeding is pending or threatened to revoke or limit any thereof.

                            (n) Authorization of Agreement, Etc. This
Agreement has been duly and validly authorized, executed and delivered by the Company and the execution, delivery and performance by the Company of this Agreement, the Subscription Agreement, the Fund Escrow Agreement, the Warrant Agreement and the Advisory Agreement have been duly authorized by all requisite corporate action by the Company and when delivered, constitute or will constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to applicable laws regarding insolvency and to principles of equity.

                            (o) Authorization of Shares and Warrants Etc. The
issuance, sale and delivery of the Shares and Warrants and the Agent's Warrants have been duly authorized by all requisite corporate action of the Company. When so issued, sold and delivered, the Shares and the Warrants and the Agent's Warrants will be duly executed, issued and delivered and will constitute valid and legal obligations of the Company enforceable in accordance with their respective terms and, in each case, will not be subject to preemptive or any other similar rights of the stockholders of the Company or others which rights shall not have been waived prior to the Initial Closing.

                            (p) Authorization of Reserved Shares. The
issuance, sale and delivery by the Company of the shares of Common Stock issuable upon conversion of the Shares and exercise of the Warrants and the Agent's Warrants (the "Reserved Shares") have been duly authorized by all requisite corporate action of the Company, and the Reserved Shares, upon filing of the amendment to the Company's articles of incorporation as described in 4(o) hereof, will be duly reserved for issuance upon conversion of the Shares and exercise of all or any of the Warrants and exercise of the Agent's Warrants and when so issued, sold, paid for and delivered, the Reserved Shares will be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive or any other similar rights of the stockholders of the Company or others which rights shall not have been waived prior to the Initial Closing.

                            (q) Exemption from Registration. Assuming (i) the
accuracy of the information provided by the respective Subscribers in the Subscription Documents and (ii) that the

                                                           Page 18 of 65 Pages


Placement Agent has complied in all material respects with the provisions of Regulation D promulgated under the Securities Act, the offer and sale of the Units pursuant to the terms of this Agreement are exempt from the registration requirements of the Securities Act and the rules and regulations promulgated thereunder (the "Regulations"). The Company is not disqualified from the exemption under Regulation D by virtue of the disqualifications contained in Rule 505(b)(2)(iii) or Rule 507 promulgated thereunder.

                            (r) Registration Rights. Except with respect to
holders of the Units and the Agent's Warrants, and except as set forth in the Memorandum, no person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company. The Company shall grant registration rights under the Securities Act to the investors in the Offering and/or their transferees as more fully described in the Subscription Agreement between the Company and the investors. The Company will also grant one demand registration and unlimited "piggyback" registrations to Commonwealth Associates with respect to its Agent's Warrants and the Common Stock underlying such securities. The procedure to implement these registration rights, and limitations thereon, will be as described in the Agent's Warrants.

                            (s) Brokers. Neither the Company nor any of its
officers, directors, employees or stockholders has employed any broker or finder in connection with the transactions contemplated by this Agreement other than the Placement Agent.

                            (t) Title to Units. When certificates representing
the securities comprising the Units and/or the Reserved Shares shall have been duly delivered to the purchasers and payment shall have been made therefor, the several purchasers shall have good and marketable title to the Shares and Warrants and/or the Reserved Shares free and clear of all liens, encumbrances and claims whatsoever (with the exception of claims arising through the acts or omissions of the purchasers and except as arising from applicable Federal and state securities laws), and the Company shall have paid all taxes, if any, in respect of the original issuance thereof.

                            (u) Right of First Refusal. Except for the right
of first refusal granted to the Placement Agent under Section 4(h) hereof, no person, firm or other business entity is a party to any agreement, contract or understanding, written or oral entitling such party to a right of first refusal with respect to the transactions described in Section 4(h) hereof.

                            (v) Non-Affiliated Directors. Upon or immediately
after the Initial Closing Date, the Company's Board of Directors will have not less than one director who qualifies under the criteria of the Nasdaq Stock Market as an independent director, which director may be a designee of Commonwealth.

                  3.       Closing; Placement and Fees.

                            (a) Closing. Provided the Minimum Offering shall
have been subscribed for and funds representing the sale thereof shall have cleared, a closing (the "Initial Closing") shall take place at the offices of the Placement Agent, 830 Third Avenue, New York, New York within ten (10) days following the Termination Date (which date (the "Closing Date") may be accelerated

                                                           Page 19 of 65 Pages


or adjourned by agreement between the Company and the Placement Agent). At the Initial Closing, payment for the Units issued and sold by the Company shall be made against delivery of Shares and the Warrants comprising such Units. In addition, subsequent closings (if applicable) may be scheduled at the discretion of the Company and Placement Agent, each of which shall be deemed a "Closing" hereunder.

                            (b) Conditions to Placement Agent's Obligations.
The obligations of the Placement Agent hereunder will be subject to the accuracy of the representations and warranties of the Company herein contained as of the date hereof and as of each Closing Date, to the performance by the Company of its obligations hereunder and to the following additional conditions:

                  (i) Due Qualification or Exemption. (A) The offering contemplated by this Agreement will become qualified or be exempt from qualification under the securities laws of the several states pursuant to paragraph 4(e) below not later than the Closing Date, and (B) at the Closing Date no stop order suspending the sale of the Units shall have been issued, and no proceeding for that purpose shall have been initiated or threatened;

                  (ii) No Material Misstatements. Neither the
Blue Sky qualification materials nor the Memorandum, nor any supplement thereto, will contain an untrue statement of a fact which in the opinion of the Placement Agent is material, or omits to state a fact, which in the opinion of the Placement Agent is material and is required to be stated therein, or is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                  (iii) Compliance with Agreements. The Company will have complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to each Closing;

                  (iv) Corporate Action. The Company will have taken all necessary corporate action, including, without limitation, obtaining the approval of the Company's board of directors, for the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the offering contemplated hereby;

                  (v) Opinion of Counsel. The Placement Agent shall receive the opinion of Pillsbury, Madison & Sutro LLP, dated the Closing(s), substantially to the effect that:

                                             (A) the Company is validly
existing and in good standing under the laws of the State of Nevada, has all requisite corporate power and authority necessary to own or hold its respective properties and conduct its business and is duly qualified or licensed to do business as a foreign corporation and is in good standing in the State of California and in each other jurisdiction in which the ownership or leasing of its properties or conduct of its business requires such qualification, except where the failure to so qualify or be licensed would not have a Material Adverse Effect;

                                                           Page 20 of 65 Pages


                                             (B) each of this Agreement, the
Fund Escrow Agreement, the Warrant Agreement, the Subscription Agreement and the Advisory Agreement has been duly and validly authorized, executed and delivered by the Company, and is the valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to any applicable bankruptcy, insolvency or other laws affecting the rights of creditors generally and to general equitable principles;

                                             (C) the authorized, issued and
outstanding capital stock of the Company as of the date hereof (before giving effect to the transactions contemplated by this Agreement) is as set forth in the Offering Documents. Except for the Shares, the Warrants and the Agent's Warrants to be issued as contemplated by this Agreement, to such counsel's knowledge, there are no outstanding warrants, options, agreements, convertible securities, preemptive rights or other commitments pursuant to which the Company is, or may become, obligated to issue any shares of its capital stock or other securities of the Company other than as set forth in the Memorandum. All of the issued shares of capital stock of the Company have been duly and validly authorized and issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any securityholder of the Company. The offers and sales of such outstanding securities were either registered under the Act and applicable state securities laws or exempt from such registration requirements. The Shares, the Warrants and the Agent's Warrants have been duly and validly authorized and issued, and the Shares are fully paid and nonassessable. Except as set forth in Sections 3(b)(xi) and 4(o) hereof, the Reserved Shares will have been duly reserved, and when issued in accordance with the terms of the Shares and the Warrants and the Agent's Warrants will be validly issued, fully paid and nonassessable and, to our knowledge, not subject to preemptive or any other similar rights;

                                             (D) assuming (i) the accuracy of
the information provided by the Subscribers in the Subscription Documents and
(ii) that the Placement Agent has complied with the requirements of section 4(2) of the Securities Act (and the provisions of Regulation D promulgated thereunder), the issuance and sale of the Units is exempt from registration under the Securities Act and Regulation D promulgated thereunder;

                                             (E) except as set forth Sections
3(b)(xi) and 4(o) hereof, neither the execution and delivery of this Agreement, the Warrant Agreement, the Subscription Agreement, or the Advisory Agreement, nor compliance with the terms hereof or thereof, nor the consummation of the transactions herein or therein contemplated, nor the issuance of the Shares, the Warrants or the Agent's Warrants, has, nor will, conflict with, result in a breach of, or constitute a default under the Articles of Incorporation or By-laws of the Company, or any material contract, instrument or document known to us to which the Company is a party, or by which it or any of its properties is bound or violate any applicable law, rule, regulation, judgment, order or decree known to us of any governmental agency or court having jurisdiction over the Company or any of its properties or business (such opinion to be given, with respect to the identity of material contracts, instruments and documents, in reliance on a certificate of the Company's Chief Executive Officer);

                                             (F) there are no claims, actions,
suits, investigations or proceedings known to us before or by any arbitrator, court, governmental authority or

                                                           Page 21 of 65 Pages


instrumentality pending or threatened against or affecting the Company or involving the properties of the Company which might materially and adversely affect the business, properties or financial condition of the Company or which might materially adversely affect the transactions or other acts contemplated by this Agreement or the validity or enforceability of this Agreement, except as set forth in or contemplated by the Offering Documents (such opinion to be given in reliance on a certificate of the Company's Chief Executive Officer); and

                                             (G) such counsel has participated
in the preparation of the Offering Documents and nothing has come to the attention of such counsel to cause them to have reason to believe that the Offering Documents contained any untrue statement of a material fact required to be stated therein or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading (except for the financial statements, notes thereto and other financial information and statistical data contained therein, as to which such counsel need express no opinion).

                     (vi) Opinion of Special Counsel. The
Placement Agent shall receive the opinion of special patent counsel to the Company, dated the Closing(s), in form and substance satisfactory to counsel for the Placement Agent, to the effect that:

                                  (i) we have carefully read and analyzed the
                           material set forth in the Memorandum under "Risk Factors - Intellectual Property and Proprietary Rights" and "Business-Intellectual Property and Proprietary Rights" and, in our opinion, such material accurately and adequately discloses the Company's patent position and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

                                 (ii) the patent applications referred to in
                           the Memorandum were properly filed and the Patent and Trademark Office has not taken substantive action with respect thereto; there has not been any public use or sale by the Company prior to the filing of any of the patents or patent applications which would affect their validity and, in such counsel's opinion, the claims contained in the applications represent valid patent claims; such counsel has no reason to believe that patents will not issue with respect thereto or that the claims contained in the applications conflict with the rights of others;

                                (iii) there are no facts which would preclude
                           the Company from having clear title to the United States patents and United States patent applications owned by the Company;

                                 (iv) the Company has not received any notice
                           challenging the validity or enforceability of any of the United States patents owned by, or licensed to, the Company;

                                                           Page 22 of 65 Pages


                                 (v) there are no material legal or
                           governmental proceedings pending or threatened with respect to any patents of the Company; and

                                 (vi) there have been no claims asserted
                           against the Company relating to the potential infringement of or conflict with any patents, trademarks, copyrights or trade secrets of others; such counsel has conducted a search for existing United States patents with claims that might cover the Company's technology and, in such counsel's opinion, the Company's technology does not infringe any United States patents.

                                 (vii) Officers' Certificate. The Placement
                           Agent shall receive a certificate of the Company, signed by the President and Secretary thereof, that the representations and warranties contained in
                           Section 2 hereof are true and accurate in all material respects at such Closing with the same effect as though expressly made at such Closing.

                                 (viii) Fund Escrow Agreement. On or prior to
                           the Initial Closing Date, the Placement Agent shall receive a copy of a duly executed escrow agreement in the form previously delivered to you regarding the deposit of funds pending the Closing(s) with a bank or trust company acceptable to the Placement Agent (the "Fund Escrow Agreement").

                                 (ix) Lock-Up Agreements. On or prior to the
                           Initial Closing Date, the Placement Agent shall receive agreements from each officer and director of the Company to the effect that such individual shall not publicly sell, assign or transfer any of their securities of the Company for a period commencing on the date of this Agreement and ending 12 months after the final Closing of this offering without the prior written consent of the Placement Agent.

                                 (x) Employment Agreements. On or prior to the
                           Initial Closing Date, the Placement Agent shall receive copies of duly executed employment agreements with each of Anthony LaPine and Nicholas Miller containing appropriate confidentiality and non-competition provisions.

                                 (xi) Increase in Authorized Capital Stock. On
                           or prior to the Initial Closing Date, the Company shall have received written consents (the "Share Increase Written Consent") from shareholders holding a majority of the outstanding shares of Common Stock, approving an amendment to the Company's articles of incorporation authorizing a sufficient number of shares of Common Stock for issuance of the Shares, the Warrants and the Agent's Warrants, such approval to be subject to subsequent compliance with the Securities Exchange Act of 1934, as amended, and applicable rules thereunder, with respect to solicitation of, and action taken by, written consents.

                           (c) Blue Sky. A summary blue sky survey shall be
prepared by counsel to the Placement Agent stating the extent to which and the conditions upon which offers and sales of the Units may be made in certain jurisdictions. It is understood that such survey may be based on or rely upon
(i) the representations of each Subscriber set forth in the Subscription Agreement delivered by such Subscriber, (ii) the representations, warranties and agreements of the Company

                                                           Page 23 of 65 Pages


set forth in Section 2 of this Agreement, (iii) the representations and warranties of the Placement Agent, and (iv) the representations of the Company set forth in the certificate to be delivered at the Closing pursuant to paragraph (vii) of Section 3(b).

                           (d) Placement Fee and Expenses. Simultaneously with
payment for and delivery of the Units at each Closing as provided in paragraph 3(a) above, the Company shall at such Closing pay to the Placement Agent (i) a commission equal to seven percent (7%) of the aggregate purchase price of the Units sold; (ii) a structuring fee equal to 3% of the aggregate purchase price of the Units sold; and (iii) a non-accountable expense allowance equal to 2% of the aggregate purchase price of the Units sold (of which $15,000 has been paid to date). The Company shall also pay all expenses in connection with the qualification of the Units under the securities or Blue Sky laws of the states which the Placement Agent shall designate. The Company will, at each Closing, issue to you or your designees (which may include any Selected Dealer or any officer of the Placement Agent or a Selected Dealer) the Agent's Warrants in the form annexed hereto as Exhibit 1 to purchase 6,450,000 shares of Common Stock at an exercise price of $.375 per share (such number to be reduced on a pro rata basis for each $1.00 less than $8,000,000 raised). In the event that the Over-Allotment Option is exercised in full or in part, the Placement Agent shall receive up to an additional 806,250 Agent's Warrants on a pro rata basis for each additional $1.00 raised in excess of $8,000,000. In the event that less than $8,000,000 is raised in the Offering, the Company may, at its sole discretion, during the nine month period following the final Closing, issue to the Placement Agent additional Agent's Warrants (not to exceed 6,450,000 in the aggregate), as compensation for financial advisory services. The Agent's Warrants will be exercisable for a period of five years from the Initial Closing of the Offering. At the Initial Closing, the Company shall enter into a one-year financial advisory agreement with the Placement Agent under which it will pay the Placement Agent $12,500 per month for the first three months and an amount to be negotiated (but in no event more than $12,500 nor less than $5,000 per month) for the following nine months.

                           (e) Bring-Down Opinions and Certificates. If there
is more than one Closing, then at each such Closing there shall be delivered to the Placement Agent updated opinions and certificates as described in (v),
(vi) and (vii) of Section 3(b) above, respectively.

                           (f) No Adverse Changes. There shall not have
occurred, at any time prior to the Closing or, if applicable, any additional Closing, (i) any domestic or international event, act or occurrence which has materially disrupted, or in the Placement Agent's opinion will in the immediate future materially disrupt, the securities markets; (ii) a general suspension of, or a general limitation on prices for, trading in securities on the New York Stock Exchange or the American Stock Exchange or in the over-the-counter market; (iii) any outbreak of major hostilities or other national or international calamity; (iv) any banking moratorium declared by a state or federal authority; (v) any moratorium declared in foreign exchange trading by major international banks or other persons; (vi) any material interruption in the mail service or other means of communication within the United States; (vii) any material adverse change in the business, properties, assets, results of operations, or financial condition of the Company; or
(viii) any change in the market for securities in general or in political, financial, or economic conditions which, in the Placement Agent's reasonable judgment, makes it inadvisable to proceed with the offering, sale, and delivery of the Units.

                                                           Page 24 of 65 Pages


                  4. Covenants of the Company.

                           (a) Use of Proceeds. The net proceeds of the
Offering will be used by the Company substantially as set forth in the Memorandum. The Company shall not use any of the proceeds from the Offering to repay any indebtedness of the Company, including but not limited to indebtedness to any current executive officers, directors or principal stockholders of the Company.

                           (b) Expenses of Offering. The Company shall be
responsible for, and shall bear all expenses directly incurred in connection with, the proposed Offering including, but not limited to, legal fees of the Company's counsel relating to the costs of preparing the Offering Documents and all amendments, supplements and exhibits thereto; preparing, delivering and mailing all placement agent and selling documents, including, but not limited to, the Agency Agreement with the Placement Agent and the blue sky memorandum; Stock and Warrant certificates; blue sky fees, filing fees and the fees and disbursements of counsel (not to exceed $3,000) in connection with blue sky matters (the "Company Expenses"). Such expenses shall not include the cost of the Placement Agent's telephone, telegraph, travel, due diligence meetings, fees and expenses of counsel for the Placement Agent, or other similar expenses (the "Placement Agent expenses") which are covered by the 2% non-accountable expense allowance payable by the Company to the Placement Agent.


         If the Private Placement is terminated for any reason prior to the date on which the Minimum Offering has been raised and is in escrow, the Company shall be liable for the Placement Agent's legal fees as well as other out-of-pocket expenses not to exceed $95,000. If the Private Placement is not completed because the Company determines not to proceed with it or because of a material breach by the Company of any covenants, representations or warranties contained in this Agreement after the date on which the Minimum Offering has been raised and is in escrow, the Company's liability to the Placement Agent shall be equal to $480,000. In such event, the Placement Agent shall also receive the Agent's Warrants for the purchase of 3,225,000 shares of Common Stock.

                           (c) Reservation of Common Stock. The Company shall
reserve and keep available that maximum number of its authorized but unissued shares of Common Stock which are issuable upon conversion of the Shares and, conditioned on effectiveness of the Share Increase Written Consent, those which are issuable upon exercise of the Warrants and the Agent's Warrants.

                           (d) Notification. The Company shall notify the
Placement Agent immediately, and in writing, (A) when any event shall have occurred during the period commencing on the date hereof and ending on the later of the last Closing or the Termination Date as a result of which the Offering Documents would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) of the receipt of any notification with respect to the modification, rescission, withdrawal or suspension of the qualification or registration of the Units, or of any exemption from such registration or qualification, in any jurisdiction. The Company will use its best efforts to prevent the issuance of any such modification, rescission, withdrawal or suspension and, if any such modification, rescission, withdrawal or suspension is issued and you so request, to obtain the lifting thereof as promptly as possible.

                                                           Page 25 of 65 Pages


                           (e) Blue Sky. The Company will use its best efforts
to qualify or register the Units for offering and sale under, or establish an exemption from such qualification or registration under, the securities or "blue sky" laws of such jurisdictions as you may reasonably request; provided however, that the Company will not be obligated to qualify as a dealer in securities in any jurisdiction in which it is not so qualified. The Company will not consummate any sale of Units in any jurisdiction in which it is not so qualified or in any manner in which such sale may not be lawfully made.

                           (f) Form D Filing. The Company shall file five
copies of a Notice of Sales of Securities on Form D with the Securities and Exchange Commission (the "Commission") no later than 15 days after the first sale of the Units. The Company shall file promptly such amendments to such Notices on Form D as shall become necessary and shall also comply with any filing requirement imposed by the laws of any state or jurisdiction in which offers and sales are made. The Company shall furnish the Placement Agent with copies of all such filings.

                           (g) Press Releases, Etc. The Company shall not,
during the period commencing on the date hereof and ending on the later of the last Closing and the Termination Date, issue any press release or other communication, or hold any press conference with respect to the Company, its financial condition, results of operations, business, properties, assets, or liabilities, or the Offering, without the prior consent of the Placement Agent, which consent shall not be unreasonably withheld.

                           (h) Right of First Refusal. During the 12 month
period from the date of the Initial Closing Date, if the Company proposes to use a manager, placement agent or investment banker or persons performing similar services for a fee, the Placement Agent shall have the right of first refusal (the "Right of First Refusal") (i) to purchase for the account of the Placement Agent or to act as an underwriter or agent for any and all public or private offerings of the securities of the Company, or any successor to or subsidiary of the Company or other entity in which the Company has a controlling equity interest (collectively referred to herein as the "Company"), by the Company or any beneficial holder of at least 5% of the Company's Common Stock (the "Subsequent Company Offering") or (ii) to act as investment banker with respect to any merger, acquisition or disposition of assets of the Company ("Acquisition Transaction"). Accordingly, if during such period the Company intends to make a Subsequent Company Offering or enter into an Acquisition Transaction, the Company shall notify you in writing of such intention and of the proposed terms of the offering. The Company shall thereafter promptly furnish you with such information concerning the business, condition and prospects of the Company as you may reasonably request. If within ten (10) business days of the mailing by registered mail addressed to the Placement Agent with respect to a Subsequent Company Offering or Acquisition Transaction of such notice of intention and statement of terms you do not accept in writing such offer to act as underwriter or agent with respect to such offering or investment banker with respect to such transaction, upon the terms proposed, the Company shall be free to negotiate terms with other underwriters or agents with respect to such offering or investment banker with respect to such transaction, and to effect such offering or transaction on such proposed terms. Before the Company shall accept any proposal less favorable to the Company from such underwriter or agent or investment banker or if such subsequent Company Offering is not consummated within six (6) months or such Acquisition Transaction is not

                                                           Page 26 of 65 Pages


consummated within three (3) months, your preferential right shall be reinstated and the same procedure with respect to such modified proposal as provided above shall be adopted; provided, however, that your preferential right shall not be reinstated later than 12 months after the Initial Closing Date. The failure by you to exercise your Right of First Refusal in any particular instance shall not affect in any way such right with respect to any other Subsequent Company Offering or Acquisition Transaction.

                           (i) Advisory Agreement. Prior to the initial
Closing Date, the Company shall execute and deliver to the Placement Agent an agreement with the Placement Agent regarding advisory services to be provided by the Placement Agent to the Company following the Closing, in the form previously delivered to the Company by the Placement Agent (the "Advisory Agreement").

                           (j) Key-Man Insurance. Prior to the Initial Closing
Date, the Company shall have obtained "key-man" life insurance policies in the amount of at least $3,000,000 on the life of Anthony LaPine. Such policy will be kept in effect for at least three years from the Initial Closing Date.

                           (k) Executive Compensation. Except as set forth in
the Memorandum, the cash compensation of the executive officers of the Company shall not increase without majority approval of the members of the Board of Directors who are not employed by the Company.

                           (l) Board Designee. During the period ending two
years after the Initial Closing Date, the Company shall, at the Placement Agent's option, nominate a designee of the Placement Agent for election to the Company's Board of Directors. Until two years following the Initial Closing Date, the Placement Agent shall have the option to appoint an observer selected by the Placement Agent to attend all meetings of the Company's Board of Directors.

                           (m) Accounting Firm. The Company shall retain
Coopers & Lybrand L.L.P. as its accounting firm following the Initial Closing Date and, for a period of three years following the Initial Closing Date, shall not effect a change in such accounting firm, without the prior written consent of the Placement Agent, unless such new firm is a "big six" accounting firm.

                           (n) Budgets. During the period ending two years
after the Initial Closing Date, the Company shall prepare semi-annual budgets reflecting its proposed operations and cash flow needs and submit such budgets to Commonwealth Associates for review and to the Company Board of Directors for its approval on a semi-annual basis.

                           (o) Amendment and Information Statement. Within 30
days after the Initial Closing, the Company shall have mailed to its shareholders an information statement regarding adoption of the amendment to the articles of incorporation described in the Share Increase Written Consent. Such information statement shall comply with the Securities Exchange Act of 1934 and applicable rules thereunder, including the provisions of Rule 14c-2. Within 25 days after the mailing of such information statement, the Company shall file an amendment to its articles of incorporation with the Secretary of State of the State of Nevada to provide for a sufficient number

                                                           Page 27 of 65 Pages


of shares of Common Stock for conversion of the Shares and exercise of the Warrants and the gent's Warrants.

                           (p) Transmittal Letters. Within five days after the
Closing, the Placement Agent shall receive copies of all letters from the Company to the investors transmitting the Shares and Warrants and shall receive a letter from the Company confirming transmittal of the securities to the investors.

                  5.       Indemnification.

                           (a) The Company agrees to indemnify and hold
harmless the Placement Agent and each Selected Dealer, if any, and their respective shareholders, directors, officers, agents and controlling persons (an "Indemnified Party") against any and all loss, liability, claim, damage and expense whatsoever (and all actions in respect thereof), and to reimburse the Placement Agent for legal fees and related expenses as incurred (including, but not limited to the costs of investigating, preparing or defending any such action or claim whether or not in connection with litigation in which the Placement Agent is a party and, unless the Advisory Agreement is in effect and the Company is current in its payments, the costs of giving testimony or furnishing documents in response to a subpoena or otherwise), arising out of any untrue statement or alleged untrue statement of a material fact contained in the Offering Documents or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

                           (b) The Company agrees to indemnify and hold
harmless an Indemnified Party to the same extent as the foregoing indemnity, against any and all loss, liability, claim, damage and expense whatsoever directly arising out of the exercise by any person of any right under the Securities Act or the Exchange Act or the securities or Blue Sky laws of any state on account of violations of the representations, warranties or agreements set forth in Section 2 hereof.

                           (c) Promptly after receipt by a person entitled to
indemnification pursuant to the foregoing subsection (a) or (b) (an "indemnified party") under this Section of notice of the commencement of any action, the indemnified party will, if a claim in respect thereof is to be made against the Company under this Section, notify in writing the Company of the commencement thereof; but the omission so to notify the Company will not relieve it from any liability which it may have to the indemnified party otherwise than under this Section except to the extent the defense of the claim is prejudiced. In case any such action is brought against an indemnified party, and it notifies the Company of the commencement thereof, the Company will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, subject to the provisions herein stated, with counsel reasonably satisfactory to the indemnified party, and after notice from the Company to the indemnified party of its election so to assume the defense thereof, the Company will not be liable to the indemnified party under this Section for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation (provided the Company has been advised in writing that such investigation is being undertaken). The indemnified party shall have the right to employ separate counsel in any such action and to

                                                           Page 28 of 65 Pages


participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Company if the Company has assumed the defense of the action with counsel reasonably satisfactory to the indemnified party; provided that the fees and expenses of such counsel shall be at the expense of the Company if (i) the employment of such counsel has been specifically authorized in writing by the Company or (ii) the named parties to any such action (including any impleaded parties) include both the indemnified party or parties and the Company and, in the judgment of counsel for the indemnified party, it is advisable for the indemnified party or parties to be represented by separate counsel (in which case the Company shall not have the right to assume the defense of such action on behalf of the indemnified party or parties, it being understood, however, that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for the indemnified party or parties. No settlement of any action against an indemnified party shall be made unless such indemnified party is fully and completely released in connection therewith.

                  6.       Contribution.

                           To provide for just and equitable contribution, if
(i) an indemnified party makes a claim for indemnification pursuant to Section
(5) but it is found in a final judicial determination, not subject to further appeal, that such indemnification may not be enforced in such case, even though this Agreement expressly provides for indemnification in such case, or
(ii) any indemnified or indemnifying party seeks contribution under the Securities Act, the Exchange Act, or otherwise, then the Company (including for this purpose any contribution made by or on behalf of any officer, director, employee or agent for the Company, or any controlling person of the Company), on the one hand, and the Placement Agent and any Selected Dealers (including for this purpose any contribution by or on behalf of an indemnified party), on the other hand, shall contribute to the losses, liabilities, claims, damages, and expenses whatsoever to which any of them may be subject, in such proportions as are appropriate to reflect the relative benefits received by the Company, on the one hand, and the Placement Agent and the Selected Dealers, on the other hand; provided, however, that if applicable law does not permit such allocation, then other relevant equitable considerations such as the relative fault of the Company and the Placement Agent and the Selected Dealers in connection with the facts which resulted in such losses, liabilities, claims, damages, and expenses shall also be considered. In no case shall the Placement Agent or a Selected Dealer be responsible for a portion of the contribution obligation in excess of the compensation received by it pursuant to Section 3 hereof or the Selected Dealer Agreement, as the case may be. No person guilty of a fraudulent misrepresentation shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. For purposes of this Section 6, each person, if any, who controls the Placement Agent or a Selected Dealer within the meaning of
Section 15 of the Securities Act or Section 20(a) of the Exchange Act and each officer, director, stockholder, employee and agent of the Placement Agent or a Selected Dealer, shall have the same rights to contribution as the Placement Agent or the Selected Dealer, and each person, if any who controls the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act and each officer, director, employee and agent of the Company, shall have the same rights to contribution as the Company, subject in each case to the provisions of this Section 6.

                                                           Page 29 of 65 Pages


Anything in this Section 6 to the contrary notwithstanding, no party shall be liable for contribution with respect to the settlement of any claim or action effected without its written consent. This Section 6 is intended to supersede any right to contribution under the Securities Act, the Exchange Act, or otherwise.

                  7.       Miscellaneous.

                           (a) Survival. Any termination of the Offering
without consummation thereof shall be without obligation on the part of any party except that the indemnification provided in Section 5 hereof and the contribution provided in Section 6 hereof shall survive any termination and shall survive the Closing for a period of five years.

                           (b) Representations, Warranties and Covenants to
Survive Delivery. The respective representations, warranties, indemnities, agreements, covenants and other statements of the Company as of the date hereof shall survive execution of this Agreement and delivery of the Units and the termination of this Agreement.

                           (c) No Other Beneficiaries. This Agreement is
intended for the sole and exclusive benefit of the parties hereto and their respective successors and controlling persons, and no other person, firm or corporation shall have any third-party beneficiary or other rights hereunder.

                           (d) Governing Law; Resolution of Disputes. This
Agreement shall be governed by and construed in accordance with the law of the State of New York without regard to conflict of law provisions. The Placement Agent and the Company will attempt to settle any claim or controversy arising out of this Agreement through consultation and negotiation in good faith and a spirit of mutual cooperation. Should such attempts fail, then the dispute will be mediated by a mutually acceptable mediator to be chosen by the Placement Agent and the Company within 15 days after written notice from either party demanding mediation. Neither party may unreasonably withhold consent to the selection of a mediator, and the parties will share the costs of the mediation equally. Any dispute which the parties cannot resolve through negotiation or mediation within six months of the date of the initial demand for it by one of the parties may then be submitted to the courts for resolution. The use of mediation will not be construed under the doctrine of latches, waiver or estoppel to affect adversely the rights of either party. Nothing in this paragraph will prevent either party from resorting to judicial proceedings if
(a) good faith efforts to resolve the dispute under these procedures have been unsuccessful or (b) interim relief from a court if necessary to prevent serious and irreparable injury.

                           (e) Counterparts. This Agreement may be signed in
counterparts with the same effect as if both parties had signed one and the same instrument.

                           (f) Notices. Any communications specifically
required hereunder to be in writing, if sent to the Placement Agent, will be sent by overnight courier providing a receipt of delivery or by certified or registered mail to it at Commonwealth Associates, 830 Third Avenue, New York, New York 10022, Att: Seth Elliott, with a copy to Bachner, Tally, Polevoy & Misher LLP, 380 Madison Avenue, New York, New York 10017, Att: Fran Stoller and if sent to

                                                           Page 30 of 65 Pages


the Company, will be sent by overnight courier providing a receipt of delivery or by certified or registered mail to it at 2105 Hamilton Avenue, Suite 240, San Jose, California 95125, Att: Anthony LaPine, with a copy to Pillsbury Madison & Sutro LLP, P.O. Box 7880, San Francisco, California 94120, Att:
Richard Grey.

                           (g) Entire Agreement. This Agreement constitutes
the entire agreement of the parties with respect to the matters herein referred and supersedes all prior agreements and understandings, written and oral, between the parties with respect to the subject matter hereof. Neither this Agreement nor any term hereof may be changed, waived or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver or termination is sought.

                  If you find the foregoing is in accordance with our understanding, kindly sign and return to us a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement between us.

                               Very truly yours,

                                   DATALINK SYSTEMS CORPORATION


                                   By:
                                       ----------------------------------------
                                            Name:  Anthony LaPine
                                            Title: Chief Executive Officer


Agreed:

COMMONWEALTH ASSOCIATES,
a New York limited partnership

By: COMMONWEALTH MANAGEMENT CO., INC.
    a New York corporation, its general partner


By:____________________________________
    Name:
    Title:

                                                           Page 31 of 65 Pages


                                   Exhibit 1

                      AMENDMENT NO. 1 TO AGENCY AGREEMENT


         This Amendment No. 1 made as of this 31st day of October, 1997 by and between DATALINK SYSTEMS CORPORATION, a Nevada corporation (the "Company")and COMMONWEALTH ASSOCIATES, a New York limited partnership ("Placement Agent"), to an Agency Agreement dated as of September 24, 1997 (the "Agency Agreement") between the Company and the Placement Agent. All terms used in this Amendment, unless otherwise defined herein, shall have such meaning as ascribed to them in the Agency Agreement.

         WHEREAS, the Company and the Placement Agent entered into the Agency Agreement pursuant to which the Placement Agent agreed to assist the Company in connection with a private placement of Units, as defined in the Agency Agreement; and

         WHEREAS, the parties desire to amend the Agency Agreement in order to reflect an increase in the maximum number of Units being offered for sale in the Offering and certain other modifications to the terms of the Offering;

         NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants set forth below, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:


                  1. The fifth and sixth sentences of paragraph on Page 1 of the Agency Agreement are hereby deleted in their entirety and replaced by the following:

                                    "Datalink Systems Corporation, a Nevada
                  corporation (the "Company"), proposes to offer for sale to "accredited investors", in a private placement, units ("Units"), each Unit consisting 40,000 shares (the "Shares") of Series A Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock") and 200,000 common stock purchase warrants ("Warrants"). Such offering and sale are referred to herein as the "Offering." Each Warrant will be exercisable during the four-year period commencing one year after the initial closing to purchase one share of the Company's Common Stock, $.001 par value (the "Common Stock"), at a an exercise price of $.50 per share. A minimum of 27 Units ("Minimum Offering") and a maximum of 68.5 Units ("Maximum Offering") will be sold in the Offering at $150,000 per Unit. The Units will be offered pursuant to those terms and conditions acceptable to you as reflected in the Private Placement Memorandum (the "Memorandum"). Of the Units, 27 will be offered on a "best efforts - all-or-none" basis and the remaining 41.5 Units will be offered on a "best efforts" basis. The Units are being offered pursuant to the Memorandum and related documents in accordance with
                  Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D promulgated thereunder."

                                                           Page 32 of 65 Pages



                  2. Section 3(d) on Page 12 of the Agency Agreement is hereby amended by replacing the third and fourth sentences with the following sentence:

              "The Company will, at each Closing, issue to you or your designees (which may include any Selected Dealer or any officer of the Placement Agent or a Selected Dealer) the Agent's Warrants in the form annexed hereto as Exhibit 1 to purchase 6,450,000 shares of Common Stock at an exercise price of $.375 per share, such number to be (i) reduced on a pro rata basis for each $1.00 less than $8,000,000 raised or (ii) increased (a) by up to 806,250 Agent's Warrants for the first $1,050,000 raised over $8,000,000 and (b) on a pro rata basis based on 806,250 additional Agent's Warrants for each additional $1,000,000 raised in excess of $9,050,000."


                  3. Section 4(j) on Page 16 of the Agency Agreement is hereby deleted in its entirety and replaced by the following:

                     "(j) Key-Man Insurance. Within thirty (30) days from the Initial Closing Date, the Company shall have obtained a "key-man" life insurance policy in the amount of at least $3,000,000 on the life of Anthony LaPine. Such policy will be kept in effect for at least three years from the Initial Closing Date."


                  4. Section 5 of the Agency Agreement is hereby amended by adding the following subsection (d) on Page 18:

                     "Notwithstanding anything to the contrary contained in this Section 5 or Section 6 below, the Company shall have no obligation to indemnify any Indemnified Party or any other person for, nor to contribute any amount towards, any loss, liability, claim, damage or expense, arising out of
(i) any untrue statement or alleged untrue statement regarding the Placement Agent contained in the Offering Documents or (ii) any omission or alleged omission from the Offering Documents regarding the Placement Agent."

                  5. Section 7(f) on Page 20 of the Agency Agreement is hereby amended by substituting the address provided for notices to be sent to the Company as follows:


                     "... and if sent to the Company, will be sent by overnight courier providing a receipt of delivery or by certified or registered mail to it at 1735 Technology Drive, Suite 790,San Jose, California 95110,..."


         All other terms and provisions of the Agency Agreement not modified by the provisions hereof shall remain in full force and effect.

                                                           Page 33 of 65 Pages


                  IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Agency Agreement as of the date first written above.

                         DATALINK SYSTEMS CORPORATION


                                        By:_______________________________
                                             Anthony LaPine, President


                                        COMMONWEALTH ASSOCIATES,
                                        a New York limited partnership

                                        By: COMMONWEALTH
                                        MANAGEMENT CO., INC.
                                        a New York corporation,
                                        its general partner


                                        By:_______________________________
                                             Name:
                                             Title:

                                                           Page 34 of 65 Pages


                                   Exhibit 3

                               IRREVOCABLE PROXY



                  For good and valuable consideration, receipt of which is hereby acknowledged, the undersigned, Commonwealth Associates, hereby appoints Anthony L. LaPine ("LaPine"), the proxy of the undersigned for a period of one year (the "Proxy Term") commencing on the date hereof, with full power to vote at any meeting of DataLink Systems Corp.(the "Company") in such manner as he, in his sole discretion, deems proper with respect to (i) the 8,243,826 shares of Common Stock, $.001 par value per share, of the Company ("Common Stock") issuable upon exercise of the Warrants to purchase Common Stock of the Company, dated November 5, 1997, owned by the undersigned (the "Warrants") and
(ii) any additional shares of Common Stock issued or issuable in respect of the Warrants during the Proxy Term.

                  This proxy is irrevocable. At any time and from time to time during the Proxy Term, the undersigned shall execute and deliver to LaPine or his designees such additional proxies or instruments as may be deemed by LaPine necessary or desirable to effectuate the purposes of this Proxy or further to evidence the right and powers granted hereby.

                  Upon the death or disability of LaPine or his no longer serving as the Chairman or Chief Executive Officer of the Company, this proxy will terminate. This proxy shall terminate at such time that the undersigned and its affiliates beneficially own less than 10% of the outstanding Common Stock of the Company. If the undersigned sells or otherwise transfers any of the Warrants or the shares issued upon exercise of the Warrants to any affiliate of the undersigned, such shares underlying the Warrants will remain subject to this proxy during the remainder of the Proxy Term. If the undersigned sells or otherwise transfers any of the Warrants or the shares issued upon the exercise of Warrants to a person unaffiliated with the undersigned, this proxy will terminate in respect to the shares underlying the Warrants.

                                                           Page 35 of 65 Pages


                  IN WITNESS WHEREOF, the undersigned has executed this irrevocable proxy as of the 13th day of November 1997.


                            COMMONWEALTH ASSOCIATES

                    By: Commonwealth Management Co., Inc.,
                              its General Partner



                            By: __________________
                              Authorized Officer


                  Anthony L. LaPine hereby in good faith affirms that he will independently vote the stock without influence from the grantor of the above proxy and will vote the stock in accord with what he believes to be the best interests of the Company and independently of the interests of the grantor of such proxy.


                                               _______________________
                                               Anthony L. LaPine

                                                           Page 36 of 65 Pages


                                   Exhibit 4

                         DATALINK SYSTEMS CORPORATION

                  SUBSCRIPTION AGREEMENT made as of this 5th day of November, 1997 between Datalink Systems Corporation, a Nevada corporation with its principal offices at 1735 Technology Drive, Suite 790, San Jose, CA 95110 (the "Company") and the undersigned (the "Subscriber").

                  WHEREAS, the Company desires to issue a minimum of 27 and a maximum of 54 units ("Units") in a private placement, containing a minimum of 1,080,000 shares and a maximum of 2,160,000 shares (the "Shares") of Series A Convertible Preferred Stock, par value $.001 per share (the "Convertible Preferred Stock"), each Unit consisting of 40,000 Shares (which Shares are each convertible into 10 shares of the Company's Common Stock, $.001 par value (the "Common Stock") as described in the Certificate of the Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock included as Exhibit A to the Memorandum (defined below)) and 200,000 common stock purchase warrants (the "Warrants") in the form under the Warrant Agreement attached hereto as Exhibit B on the terms and conditions hereinafter set forth and the Subscriber desires to acquire the number of Units set forth on the signature page hereof;

                  NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

                  I. SUBSCRIPTION FOR UNITS AND REPRESENTATIONS BY AND COVENANTS OF SUBSCRIBER

                            1.1 Subject to the terms and conditions
hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Units as is set forth upon the signature page hereof at a price equal to $150,000 per Unit, and the Company agrees to sell such Units to the Subscriber for said purchase price subject to the Company's right to sell to the Subscriber such lesser number of Units as the Company may, in its sole discretion, deem necessary or desirable. The purchase price is payable by certified or bank check made payable to United States Trust Company of New York, as Escrow Agent for Datalink Systems Corporation, or by wire transfer of funds, contemporaneously with the execution and delivery of this Subscription Agreement. Certificates representing the Shares and Warrants will be delivered by the Company within ten (10) days following the consummation of this offering as set forth in
Article III hereof. The Subscriber understands however, that this purchase of Units is contingent upon the Company making sales of a minimum of 27 Units prior to the Termination Date as defined in Article III hereof.

                           1.2 The Subscriber recognizes that the purchase of
Units involves a high degree of risk in that (i) the Company has generated only nominal revenues and has incurred

                                                           Page 37 of 65 Pages


substantial losses since its inception (ii) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Units; (iii) he may not be able to liquidate his investment; (iv) transferability of the securities comprising the Units is extremely limited; and (v) in the event of a disposition, an investor could suffer the loss of his entire investment, as well as other risk factors as more fully set forth herein and in the Private Placement Memorandum dated September 23, 1997 (including all exhibits and other attachments thereto, the "Memorandum").

                           1.3 The Subscriber represents and warrants that he
is an "accredited investor" as such term in defined in Rule 501 of Regulation D promulgated under the United States Securities Act of 1933, as amended (the "Act"), as indicated by his responses to the Investor Questionnaire, and that he is able to bear the economic risk of an investment in the Units. The Subscriber further represents and warrants that the information furnished in the Investor Questionnaire is accurate and complete in all material respects.

                           1.4 The Subscriber acknowledges that he has prior
investment experience, including investment in non-listed and non-registered securities, or he has employed the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by the Company both to him and to all other prospective investors in the Units and to evaluate the merits and risks of such an investment on his behalf, and that he recognizes the highly speculative nature of this investment.

                           1.5 The Subscriber acknowledges receipt and careful
review of the Memorandum and all other documents furnished in connection with this transaction (collectively, the "Offering Documents") and hereby represents that he has been furnished by the Company during the course of this transaction with all information regarding the Company which he has requested or desires to know; and that such information and documents have, in his opinion, afforded the Subscriber with all of the same information that would be provided him in a registration statement filed under the Act; that he has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the terms and conditions of the offering, and any additional information which he had requested.

                           1.6 The Subscriber acknowledges that this offering
of Units may involve tax consequences and that the contents of the Offering Documents do not contain tax advice or information. The Subscriber acknowledges that he must retain his own professional advisors to evaluate the tax and other consequences of an investment in the Units.

                           1.7 The Subscriber acknowledges that this offering
of Units has not been reviewed by the United States Securities and Exchange Commission ("SEC") because of the Company's representations that this is intended to be a nonpublic offering pursuant to Sections 4(2) or 3(b) of the Act. The Subscriber represents that the Shares and Warrants comprising his Units are being purchased for his own account, for investment and not for distribution or resale to others. The

                                                           Page 38 of 65 Pages


Subscriber agrees that he will not sell or otherwise transfer such securities unless they are registered under the Act or unless an exemption from such registration is available.

                           1.8 The Subscriber understands that the Shares and
Warrants comprising the Units have not been registered under Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon his investment intention. In this connection, the Subscriber understands that it is the position of the SEC that the statutory basis for such exemption would not be present if his representation merely meant that his present intention was to hold such securities for a short period, such as the capital gains period of tax statutes, for a deferred sale, for a market rise, assuming that a market develops, or for any other fixed period. The Subscriber realizes that, in the view of the SEC, a purchase now with an intent to resell would represent a purchase with an intent inconsistent with his representation to the Company, and the SEC might regard such a sale or disposition as a deferred sale to which such exemptions are not available.

                           1.9 The Subscriber understands that there is no
public market for the Shares and Warrants comprising the Units and that only a limited public market exists for the Common Stock issuable upon conversion of the Shares and exercise of the Warrants (the "Reserved Shares"). Rule 144 (the "Rule") promulgated under the Act requires, among other conditions, a one year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Act. The Subscriber understands that the Company makes no representation or warranty regarding its fulfillment in the future of any reporting requirements under the Securities Exchange Act of 1934, as amended, or its dissemination to the public of any current financial or other information concerning the Company, as is required by the Rule as one of the conditions of its availability. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the securities comprising the Units under the Act, with the exception of certain registration rights relating to the Warrants and the Reserved Shares set forth in Article IV herein. The Subscriber consents that the Company may, if it desires, permit the transfer of the securities comprising the Units or issuable upon conversion or exercise thereof out of his name only when his request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Act or any applicable state "blue sky" laws (collectively "Securities Laws") and subject to the provisions of Section 1.10 hereof. The Subscriber agrees to hold the Company and its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by him contained herein or in the Investor Questionnaire or any sale or distribution by the undersigned Subscriber in violation of any Securities Laws.

                           1.10 The Subscriber agrees not to sell, transfer,
assign, hypothecate or otherwise dispose of the Shares, the Warrants or the Reserved Shares for a period of one year from the Initial Closing.

                                                           Page 39 of 65 Pages


                           1.11 The Subscriber consents to the placement of a
legend on any certificate or other document evidencing the Shares and Warrants comprising his Units and the Reserved Shares stating that they have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale thereof.

                           1.12 The Subscriber understands that the Company
will review this Subscription Agreement and the Investor Questionnaire and otherwise review the financial standing of the Subscriber; and it is agreed that the Company reserves the unrestricted right to reject or limit any subscription.

                           1.13 The Subscriber hereby represents that the
address of Subscriber furnished by him at the end of this Subscription Agreement is the undersigned's principal residence if he is an individual or its principal business address if it is a corporation or other entity.

                           1.14 The Subscriber acknowledges that if he is a
Registered Representative of an NASD member firm, he must give such firm the notice required by the NASD's Rules of Fair Practice, receipt of which must be acknowledged by such firm on the signature page hereof.

                           1.15 The Subscriber hereby represents that, except
as set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Company or any agent, employee or affiliate of the Company and in entering into this transaction, the Subscriber is not relying on any information, other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

                           1.16 The Subscriber acknowledges that at such time,
if ever, as his Warrants or Reserved Shares are registered, sales of such securities will be subject to state securities laws, including those of New Jersey which require any securities sold in New Jersey to be sold through a registered broker-dealer or in reliance upon an exemption from registration.

                           1.17 The Subscriber acknowledges that the maximum
number of Units to be sold pursuant to the Memorandum may be increased, at the discretion of the Company and the Placement Agent, by up to seven additional Units.


II.      REPRESENTATIONS BY THE COMPANY

                           The Company represents and warrants to the
Subscriber that prior to the consummation of this offering and at the Closing
Date:

                           (a) The Company is a corporation duly organized,
existing and in good standing under the laws of the State of Nevada and has the corporate power to conduct the business which it conducts and proposes to conduct and is qualified to do business in California.

                                                           Page 40 of 65 Pages


                           (b) The execution, delivery and performance of this
Subscription Agreement by the Company will have been duly approved by the Board of Directors of the Company and all other actions required to authorize and effect the offer and sale of the Units and the securities contained therein will have been duly taken and approved.

                           (c) The Shares and Warrants comprising the Units
have been duly and validly authorized and when issued and paid for in accordance with the terms hereof, will be duly and validly issued and fully paid and non assessable.

                           (d) The Company will at all times have authorized
and reserved a sufficient number of Reserved Shares to provide for conversion of the Shares and exercise of the Warrants.

                           (e) The Company has obtained, or is in the process
of obtaining, all licenses, permits and other governmental authorizations necessary to the conduct of its business; such licenses, permits and other governmental authorizations obtained are in full force and effect; and the Company is in all material respects complying therewith.

                           (f) The Company knows of no pending or threatened
legal or governmental proceedings to which the Company is a party which could materially adversely affect the business, property, financial condition or operations of the Company.

                           (g) The Company is not in violation of or default
under, nor will the execution and delivery of this Subscription Agreement, the issuance of the Shares or the Warrants, and the incurrence of the obligations herein and therein set forth and the consummation of the transactions herein or therein contemplated, result in a violation of, or constitute a default under, the Company's articles of incorporation or by-laws, any material obligations, agreement, covenant or condition contained in any bond, debenture, note or other evidence of indebtedness or in any material contract, indenture, mortgage, loan agreement, lease, joint venture or other agreement or instrument to which the Company is a party or by which it or any of its properties may be bound or any material order, rule, regulation, writ, injunction, or decree of any government, governmental instrumentality or court, domestic or foreign.

                           (h) The financial information contained in the
Memorandum presents fairly the financial condition of the Company as of the dates and for the periods indicated.

                  III.     TERMS OF SUBSCRIPTION

                           3.1 The subscription period will begin as of
September 25, 1997 and will terminate at 11:59 PM Eastern time on November 25, 1997, unless extended by the Company and the Placement Agent for up to an additional 60 days (the "Termination Date"). Of the Units, 27 will be offered on a "best efforts-all or none" basis and the remaining 27 Units will be offered on a "best

                                                           Page 41 of 65 Pages


efforts" basis as more particularly set forth in the Memorandum. The minimum subscription per subscriber shall be one Unit ($150,000), provided, however, that smaller investments may be accepted at the discretion of the Placement Agent and the Company.

                           3.2 Placement of the Units will be made by
Commonwealth Associates (the "Placement Agent"), which will receive (i) a placement fee in the amount of 7% of the purchase price of the Units placed;
(ii) a non-accountable expense allowance of 2% of the purchase price of the Units; (iii) a structuring fee in the amount of 3% of the purchase price of the Units placed; (iv) warrants to purchase up to 7,256,250 shares of Common Stock of the Company exercisable at $.375 per share for assisting the Company in the placement and (iv) other compensation as summarized in the Memorandum.

                           3.3 Pending the sale of the Units, all funds paid
hereunder shall be deposited by the Company in escrow with United States Trust Company of New York. If the Company shall not have obtained subscriptions (including this subscription) for purchases of 27 Units for an aggregate purchase price of $4,050,000 on or before the Termination Date, then this subscription shall be void and all funds paid hereunder by the Subscriber, without interest, shall be promptly returned to the Subscriber, subject to paragraph 3.5 hereof. If 27 Units are sold at or prior to the Termination Date, then all subscription proceeds shall be paid over to the Company within ten days thereafter. In such event, placements of additional Units may continue until the Termination Date, with subsequent releases of funds to be at the mutual consent of the Company and the Placement Agent.

                           3.4 The Subscriber hereby authorizes and directs
the Company to deliver certificates representing the securities to be issued to such Subscriber pursuant to this Subscription Agreement either (a) to the residential or business address indicated in the Confidential Purchaser Questionnaire or (b) directly to the Subscriber's account maintained with the Placement Agent, if any. (If the Subscriber does not desire the securities to be delivered to such account, the Subscriber should delete Subsection (b) of this Section 3.4.)

                           3.5 The Subscriber hereby authorizes and directs
the Company to return any funds for unaccepted subscriptions to the same account from which the funds were drawn, including any customer account maintained with the Placement Agent.

                           3.6 The Subscriber acknowledges that at such time,
if ever, as any of the Securities are registered, sales of such Securities will be subject to state securities laws, including those of states which may require any securities sold therein to be sold through a registered broker-dealer or in reliance upon an exemption from registration.

                           3.7 If the Subscriber is not a United States
person, such Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including

                                                           Page 42 of 65 Pages


(i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. Such Subscriber's subscription and payment for, and his or her continued beneficial ownership of the Securities, will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

                  IV.      REGISTRATION RIGHTS

                           4.1 The Company hereby agrees with the holders of
the Reserved Shares or their transferees (collectively, the "Holders") to use its best efforts to ensure that the Warrants and the Reserved Shares (collectively, the "Registrable Securities") shall be registered for resale under the Act, subject to the lock-up provisions of Section 1.10 hereof, nine months after the final Closing.

                           The obligation of the Company under this Section
4.1 shall be limited to one registration statement and shall not apply to any Registrable Securities which at the time are eligible for resale pursuant to Rule 144(k). The Company shall pay the expenses described in Section 4.3 for the registration statement filed pursuant to this Section 4.1, except for underwriting discounts and commissions and legal fees of the Holders, which shall be borne by the Holders.

                           The foregoing notwithstanding, the Company may
defer any such registration pursuant to this Section 4.1 for a period of not more than ninety (90) days if the Company's Board of Directors determines in good faith that it would be in the best interest of shareholders to do so.

                           4.2 Registration Procedures. If and whenever the
Company is required by the provisions of Section 4.1 to effect the registration of Registrable Securities under the Act, the Company will, until such time as the Registrable Securities may be sold under Rule 144 without volume limitation:

                                    (a) prepare and file with the SEC a
registration statement with respect to such securities, and use its best efforts to cause such registration statement to become and remain effective;

                                    (b) prepare and file with the SEC such
amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

                                    (c) furnish to the security holders
participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

                                                           Page 43 of 65 Pages


                                    (d) use its best efforts to register or
qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as such participating holders may reasonably request in writing within twenty (20) days following the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified;

                                    (e) notify the security holders
participating in such registration, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

                                    (f) notify such holders promptly of any
request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

                                    (g) prepare and file with the SEC,
promptly upon the request of any such holders, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such holders (and concurred in by counsel for the Company), is required under the Act or the rules and regulations thereunder in connection with the distribution of Common Stock by such holder;

                                    (h) prepare and promptly file with the SEC
and promptly notify such holders of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

                                    (i) advise such holders, promptly after it
shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

                           4.3      Expenses.

                                    (a) With respect to the registration
required pursuant to Section 4.1 hereof, all fees, costs and expenses of and incidental to such registration, inclusion and public offering (as specified in paragraph (b) below) in connection therewith shall be borne by the

                                                           Page 44 of 65 Pages


Company, provided, however, that any securityholders participating in such registration shall bear their pro rata share of the underwriting discount and commissions and transfer taxes.

                                    (b) The fees, costs and expenses of
registration to be borne by the Company as provided in paragraph (a) above shall include, without limitation, all registration, filing, and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered and qualified (except as provided in 4.3(a) above). Fees and disbursements of counsel and accountants for the selling securityholders and any other expenses incurred by the selling securityholders not expressly included above shall be borne by the selling securityholders.

                           4.4      Indemnification.

                                    (a) The Company will indemnify and hold
harmless each holder of Registrable Securities which are included in a registration statement pursuant to the provisions of Section 4.1 hereof, its directors and officers, and any underwriter (as defined in the Act) for such holder and each person, if any, who controls such holder or such underwriter within the meaning of the Act, from and against, and will reimburse such holder and each such underwriter and controlling person with respect to, any and all loss, damage, liability, cost and expense to which such holder or any such underwriter or controlling person may become subject under the Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expenses arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such holder, such underwriter or such controlling person in writing specifically for use in the preparation thereof.

                                    (b) Each holder of Registrable Securities
included in a registration pursuant to the provisions of Section 4.1 hereof will indemnify and hold harmless the Company, its directors and officers, any controlling person and any underwriter from and against, and will reimburse the Company, its directors and officers, any controlling person and any underwriter with respect to, any and all loss, damage, liability, cost or expense to which the Company or any controlling person and/or any underwriter may become subject under the Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary

                                                           Page 45 of 65 Pages


to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in strict conformity with written information furnished by or on behalf of such holder specifically for use in the preparation thereof.

                                    (c) Promptly after receipt by an
indemnified party pursuant to the provisions of paragraph (a) or (b) of this
Section 4.4 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph (a) or (b), promptly notify the indemnifying party of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, provided, however, if counsel for the indemnifying party concludes that a single counsel cannot under applicable legal and ethical considerations, represent both the indemnifying party and the indemnified party, the indemnified party or parties have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said paragraph (a) or (b) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless
(i) the indemnified party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

                  V.        MISCELLANEOUS

                            5.1 Any notice or other communication given
hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to the Company, at its registered office, 2105 Hamilton Avenue, Suite 240, San Jose, California 95125, Attention: President and to the Subscriber at his address indicated on the last page of this Subscription Agreement. Notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

                            5.2 This Subscription Agreement shall not be
changed, modified or amended except by a writing signed by the parties to be charged, and this Subscription Agreement

                                                           Page 46 of 65 Pages


may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

                            5.3 This Subscription Agreement shall be binding
upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

                            5.4 Notwithstanding the place where this
Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Subscription Agreement shall be adjudicated before a court located in New York City and they hereby submit to the exclusive jurisdiction of the courts of the State of New York located in New York, New York and of the federal courts in the Southern District of New York with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Subscription Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth below or such other address as the undersigned shall furnish in writing to the other.

                            5.5 This Subscription Agreement may be executed in
counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Units as herein provided; subject, however, to the right hereby reserved to the Company to enter into the same agreements with other subscribers and to add and/or to delete other persons as subscribers.

                            5.6 The holding of any provision of this
Subscription Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Subscription Agreement, which shall remain in full force and effect.

                            5.7 It is agreed that a waiver by either party of
a breach of any provision of this Subscription Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

                            5.8 The parties agree to execute and deliver all
such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

                                                           Page 47 of 65 Pages


                            5.9 The Company agrees not to disclose the names,
addresses or any other information about the Subscribers, except as required by law, provided, that the Company may use information relating to the Subscriber in any registration statement under the Act with respect to the Warrants or the Reserved Shares.

                  VI.      BLUE SKY LEGENDS


                            California

                            The sale of securities which are the subject of
this agreement has not been qualified with the Commissioner of Corporations of the State of California and the issuance of such securities or the payment or receipt of any part of the consideration for such securities prior to such qualification is unlawful, unless the sale of securities is exempt from qualification by Section 25100, 25102 or 25105 of the California Corporations Code. The rights of all parties to this agreement are expressly conditioned upon such qualification being obtained, unless the sale is so exempt.

                            Connecticut

                            The undersigned acknowledges that the Securities
have not been registered under the Connecticut Uniform Securities Act, as amended (the "Act") and are subject to restrictions on transferability and sale of securities as set forth herein. The undersigned hereby agrees that such Securities will not be transferred or sold without registration under the Act or exemption therefrom.

                            Maine

                            These securities are being sold pursuant to an
exemption from registration with the bank superintendent of the State of Maine under Section 10502(2)(r) of Title 32 of the Maine revised statutes. These securities may be deemed restricted securities and as such the holder may not be able to resell the securities unless pursuant to registration under state or federal securities laws or unless an exemption under such laws exists.

                            Missouri

                            The undersigned acknowledges that the Securities
have not been registered under the Missouri Uniform Securities Act, as amended (the "Act") and are subject to restrictions on transferability and sale of securities as set forth herein. The undersigned hereby acknowledges that such Securities may be disposed of only through a licensed broker-dealer. It is a felony to sell securities in violation of the Missouri Securities Act.

                                                           Page 48 of 65 Pages


                            Pennsylvania

                            The undersigned hereby acknowledges that the
Issuer is relying upon the exemption from registration of securities set forth in Section 203(d) of the Pennsylvania Securities Act of 1972, as amended (the "Pennsylvania Act") in connection with the sale of the Securities to the undersigned.

                            In accordance with the requirements of Section
203(d) of the Pennsylvania Act, the undersigned hereby agrees not to sell his Securities within twelve (12) months from the date of purchase except pursuant to Section 204.01 of the Blue Sky Regulations of the Pennsylvania Securities Act of 1972. Additionally, the undersigned is aware of the right of withdrawal under Section 207(m) of the Act described in the cover pages of the Memorandum.

                            Texas

                            The undersigned hereby acknowledges that the
Securities cannot be sold unless they are subsequently registered under the Securities Act of 1933, as amended, and the Texas Securities Act, or an exemption from registration is available. The undersigned further acknowledges that because the Securities are not readily transferable, he must bear the economic risk of his investment for an indefinite period of time.

                                                           Page 49 of 65 Pages


                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.


------------------------------              ------------------------------------
Signature of Subscriber                     Signature of Co-Subscriber

------------------------------              ------------------------------------
Name of Subscriber                          Name of Co-Subscriber
  [please print]

------------------------------              ------------------------------------
Address of Subscriber                       Address of Co-Subscriber

------------------------------              ------------------------------------
Social Security or Taxpayer                 Social Security or Taxpayer
Identification Number of Subscriber           Identification Number
                                              of Co-Subscriber

------------------------------
Subscriber's Account Number
at Commonwealth Associates


------------------------------
Number of Units Subscribed For

*If Subscriber is a Registered Representative with an NASD member firm, have the following acknowledgement signed by the appropriate party:

The undersigned NASD member firm
acknowledges receipt of the notice
required by Rule 3050 of the NASD               Subscription Accepted:
Conduct Rules.
                                                DATALINK SYSTEMS CORPORATION

------------------------------
Name of NASD Member Firm                        By:
                                                     ---------------------------

By                                              Date:
        -------------------------------              ---------------------------
         Authorized Officer

                                                           Page 50 of 65 Pages


                                   Exhibit 5

THIS WARRANT AND ANY SHARES OF COMMON STOCK ISSUABLE UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED UNTIL (1) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (THE "ACT") SHALL HAVE BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE ISSUER OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION UNDER THE ACT IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER NOR IS SUCH TRANSFER IN VIOLATION OF ANY APPLICABLE STATE SECURITIES LAWS.



                       WARRANT TO PURCHASE COMMON STOCK

                                      OF

                         DATALINK SYSTEMS CORPORATION



                  This is to Certify That, FOR VALUE RECEIVED, Commonwealth Associates, or assigns ("Holder"), is entitled to purchase, subject to the provisions of this Warrant, from Datalink Systems Corporation, a Nevada corporation ("Company"), Eight Million Two Hundred Forty Three Thousand Eight Hundred Twenty Six (8,243,826) fully paid, validly issued and nonassessable shares of Common Stock of the Company ("Common Stock") at a price of $.375 per share at any time or from time to time during the period from November 5, 1997 until November 5, 2002. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "Warrant Shares" and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "Exercise Price". This Warrant, together with warrants of like tenor, constituting in the aggregate warrants (the "Warrants") to purchase 8,243,826 shares of Common Stock, was originally issued pursuant to an agency agreement between the Company and Commonwealth Associates ("Commonwealth"), in connection with a private offering of the Company's securities through Commonwealth (the "Private Placement"), in consideration of $37.50 received for the Warrants.

                  (a)      EXERCISE OF WARRANT; CANCELLATION OF WARRANT.

                                                           Page 51 of 65 Pages


                           (1) This Warrant may be exercised in whole or in
part at any time or from time to time on or after November 5, 1997 and until November 5, 2002 (the "Exercise Period"), subject to the provisions of Section
(j)(2) hereof; provided, however, that (i) if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day, and (ii) in the event of any merger, consolidation or sale of substantially all the assets of the Company as an entirety, resulting in any distribution to the Company's stockholders, prior to November 5, 2002, the Holder shall have the right to exercise this Warrant commencing at such time through November 5, 2002 into the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock into which this Warrant might have been exercisable immediately prior thereto. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of the warrants, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate or certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

                           (2) At any time during the Exercise Period, the
Holder may, at its option, exchange this Warrant, in whole or in part (a "Warrant Exchange"), into the number of Warrant Shares determined in accordance with this Section (a)(2), by surrendering this Warrant at the principal office of the Company or at the office of its stock transfer agent, accompanied by a notice stating such Holder's intent to effect such exchange, the number of Warrant Shares to be exchanged and the date on which the Holder requests that such Warrant Exchange occur (the "Notice of Exchange"). The Warrant Exchange shall take place on the date specified in the Notice of Exchange or, if later, the date the Notice of Exchange is received by the Company (the "Exchange Date"). Certificates for the shares issuable upon such Warrant Exchange and, if applicable, a new warrant of like tenor evidencing the balance of the shares remaining subject to this Warrant, shall be issued as of the Exchange Date and delivered to the Holder within seven (7) days following the Exchange Date. In connection with any Warrant Exchange, this Warrant shall represent the right to subscribe for and acquire the number of Warrant Shares (rounded to the next highest integer) equal to (i) the number of Warrant Shares specified by the Holder in its Notice of Exchange (the "Total Number") less (ii) the number of Warrant Shares equal to the quotient obtained by dividing (A) the product of the Total Number and the existing Exercise Price by (B) the current market value of a share of

                                                           Page 52 of 65 Pages


Common Stock. Current market value shall have the meaning set forth Section
(c) below, except that for purposes hereof, the date of exercise, as used in such Section (c), shall mean the Exchange Date.

                  (b) RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of the Warrants.

                  (c) FRACTIONAL SHARES. No fractional shares or script representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

                           (1) If the Common Stock is listed on a national
                  securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market, the current market value shall be the last reported sale price of the Common Stock on such exchange or market on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the average closing bid and asked prices for such day on such exchange or market; or

                           (2) If the Common Stock is not so listed or
                  admitted to unlisted trading privileges, but is traded on the Nasdaq SmallCap Market, the current market value shall be the average of the closing bid and asked prices for such day on such market and if the Common Stock is not so traded, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

                           (3) If the Common Stock is not so listed or
                  admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

                  (d) EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee

                                                           Page 53 of 65 Pages


named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term "Warrant" as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

                  (e) RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

                  (f) ANTI-DILUTION PROVISIONS. Subject to the provisions of Section l hereof, the Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

                           (1) In case the Company shall (i) declare a
                  dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

                                    (2) In case the Company shall fix a record
                  date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the "Subscription Price") (or having a conversion price per share) less than the current market price of the Common Stock (as defined in Subsection
                  (8) below) on the record date mentioned below, or less than the Exercise Price on such

                                                           Page 54 of 65 Pages


                  record date the Exercise Price shall be adjusted so that the same shall equal the lower of (i) the price determined by multiplying the Exercise Price in effect immediately prior to the date of such issuance by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned below and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at such current market price per share of the Common Stock, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on such record date and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible) or (ii) in the event the Subscription Price is equal to or higher than the current market price but is less than the Exercise Price, the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned below and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned below and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

                           (3) In case the Company shall hereafter distribute
                  to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Subsection
                  (8) below), less the fair market value (as determined by the

                                                           Page 55 of 65 Pages


                  Company's Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

                           (4) In case the Company shall issue shares of its
                  Common Stock (excluding shares issued (i) in any of the transactions described in Subsection (1) above, (ii) upon exercise of options granted to the Company's employees under a plan or plans adopted by the Company's Board of Directors and approved by its shareholders, if such shares would otherwise be included in this Subsection (4), (but only to the extent that the aggregate number of shares excluded hereby and issued after the date hereof, shall not exceed 5% of the Company's Common Stock outstanding at the time of any issuance), (iii) upon exercise of options and warrants outstanding at November 5, 1997, and this Warrant (iv) to shareholders of any corporation which merges into the Company in proportion to their stock holdings of such corporation immediately prior to such merger, upon such merger, or (v) issued in a bona fide public offering pursuant to a firm commitment underwriting, but only if no adjustment is required pursuant to any other specific subsection of this Section (f) (without regard to Subsection
                  (9) below) with respect to the transaction giving rise to such rights) for a consideration per share (the "Offering Price") less than the current market price per share (as defined in Subsection (8) below) on the date the Company fixes the offering price of such additional shares or less than the Exercise Price, the Exercise Price shall be adjusted immediately thereafter so that it shall equal the lower of (i) the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares and the number of shares of Common Stock which the aggregate consideration received (determined as provided in Subsection
                  (7) below) for the issuance of such additional shares would purchase at such current market price per share of Common Stock, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the issuance of such additional shares or (ii) in the event the Offering Price is equal to or higher than the current market price per share but less than the Exercise Price, the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares and the number of shares of Common Stock which the aggregate consideration received (determined as provided in subsection (7) below) for the

                                                           Page 56 of 65 Pages


                  issuance of such additional shares would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the issuance of such additional shares. Such adjustment shall be made successively whenever such an issuance is made.

                           (5) In case the Company shall issue any securities
                  convertible into or exchangeable for its Common Stock (excluding securities issued in transactions described in Subsections (2) and (3) above) for a consideration per share of Common Stock (the "Conversion Price") initially deliverable upon conversion or exchange of such securities (determined as provided in Subsection (7) below) less than the current market price per share (as defined in Subsection
                  (8) below) in effect immediately prior to the issuance of such securities, or less than the Exercise Price, the Exercise Price shall be adjusted immediately thereafter so that it shall equal the lower of (i) the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the issuance of such securities and the number of shares of Common Stock which the aggregate consideration received (determined as provided in Subsection
                  (7) below) for such securities would purchase at such current market price per share of Common Stock, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to such issuance and the maximum number of shares of Common Stock of the Company deliverable upon conversion of or in exchange for such securities at the initial conversion or exchange price or rate or (ii) in the event the Conversion Price is equal to or higher than the current market price per share but less than the Exercise Price, the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding immediately prior to the issuance of such securities and the number of shares of Common Stock which the aggregate consideration received (determined as provided in subsection
                  (7) below) for such securities would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the issuance of such securities and the maximum number of shares of Common Stock of the Company deliverable upon conversion of or in exchange for such securities at the initial conversion or exchange price or rate. Such adjustment shall be made successively whenever such an issuance is made.

                           (6) Whenever the Exercise Price payable upon
                  exercise of each Warrant is adjusted pursuant to Subsections
                  (1), (2), (3), (4) and (5) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant

                                                           Page 57 of 65 Pages


                  by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

                           (7) For purposes of any computation respecting
                  consideration received pursuant to Subsections (4) and (5) above, the following shall apply:

                                    (A) in the case of the issuance of shares
                           of Common Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Company for any underwriting of the issue or otherwise in connection therewith;

                                    (B) in the case of the issuance of shares
                           of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors of the Company (irrespective of the accounting treatment thereof), whose determination shall be conclusive; and

                                    (C) in the case of the issuance of
                           securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof (the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (7)).

                           (8) For the purpose of any computation under
                  Subsections (2), (3), (4) and (5) above, the current market price per share of Common Stock at any date shall be determined in the manner set forth in Section (c) hereof except that the current market price per share shall be deemed to be the higher of (i) the average of the prices for 30 consecutive business days before such date or (ii) the price on the business day immediately preceding such date.

                           (9) No adjustment in the Exercise Price shall be
                  required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (9) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this

                                                           Page 58 of 65 Pages


                  Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

                           (10) Whenever the Exercise Price is adjusted, as
                  herein provided, the Company shall promptly but no later than 10 days after any request for such an adjustment by the Holder, cause a notice setting forth the adjusted Exercise Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Holders at their last addresses appearing in the Warrant Register, and shall cause a certified copy thereof to be mailed to its transfer agent, if any. In the event the Company does not provide the Holder with such notice and information within 10 days of a request by the Holder, then notwithstanding the provisions of this Section
                  (f), the Exercise Price shall be immediately adjusted to equal the lowest Offering Price, Subscription Price or Conversion Price, as applicable, since the date of this Warrant, and the number of shares issuable upon exercise of this Warrant shall be adjusted accordingly. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

                           (11) In the event that at any time, as a result of
                  an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (9), inclusive above.

                           (12) Irrespective of any adjustments in the
                  Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

                  (g) OFFICER'S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of the foregoing Section, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein

                                                           Page 59 of 65 Pages


provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by the holder or any holder of a Warrant executed and delivered pursuant to Section (a) and the Company shall, forthwith after each such adjustment, mail a copy by certified mail of such certificate to the Holder or any such holder.

                  (h) NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

                  (i) RECLASSIFICATION, REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common

                                                           Page 60 of 65 Pages


Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

                  (j)      REGISTRATION UNDER THE SECURITIES ACT OF 1933.

                           (1) Commencing the later of (i) February 28, 1998,
                  and (ii) one year after the effective date of a registration statement relating to an initial public offering of the Company's securities (other than one through Commonwealth which results in cancellation of the Warrant) until February 28, 2004 (the "Registration Rights Period") the Company shall advise the Holder of this Warrant or of the Warrant Shares or any then holder of Warrants or Warrant Shares (such persons being collectively referred to herein as "holders") by written notice at least four weeks prior to the filing of any registration statement under the Securities Act of 1933, as amended (the "Act") covering securities of the Company and upon the request of any such holder, include in any such registration statement such information as may be required to permit a public offering of the Warrants or the Warrant Shares. The Company shall supply prospectuses and other documents as the Holder may request in order to facilitate the public sale or other disposition of the Warrants or Warrant Shares, qualify the Warrants and the Warrant Shares for sale in such states as any such holder designates and do any and all other acts and things which may be necessary or desirable to enable such Holders to consummate the public sale or other disposition of the Warrants or Warrant Shares, and furnish indemnification in the manner as set forth in Subsection
                  (3)(C) of this Section (j). Such holders shall furnish information and indemnification as set forth in Subsection
                  (3)(C) of this Section (j), except that the maximum amount which may be recovered from the Holder shall be limited to the amount of proceeds received by the Holder from the sale of the Warrants or Warrant Shares.

                           (2) If Commonwealth or any "majority owner" (the
                  "Requesting Holder") shall give notice to the Company at any time during the Registration Rights Period to the effect that such holder contemplates (i) the transfer of all or any part of his or its Warrants and/or Warrant Shares, or (ii) the exercise and/or conversion of all or any part of his or its Warrants and the transfer of all or any part of the Warrants and/or Warrant Shares under such circumstances that a public offering (within the meaning of the Act) of Warrants and/or Warrant Shares will be involved, and desires to register under the Act, the Warrants and/or the Warrant Shares, then the Company shall, within four weeks after receipt of such notice, file a registration statement on Form S-1 or such other form as the holder requests, pursuant to the Act, to the end

                                                           Page 61 of 65 Pages


                  that the Warrants and/or Warrant Shares may be sold under the Act as promptly as practicable thereafter and the Company will use its best efforts to cause such registration to become effective and continue to be effective (current) (including the taking of such steps as are necessary to obtain the removal of any stop order) until the holder has advised that all of the Warrants and/or Warrant Shares have been sold; provided that such holder shall furnish the Company with appropriate information (relating to the intentions of such holders) in connection therewith as the Company shall reasonably request in writing. In the event the registration statement is not declared effective under the Act prior to November 5, 2004, the Company shall extend the expiration date of the Warrants to a date not less than 90 days after the effective date of such registration statement. The Requesting Holder may, at its option, request the registration of the Warrants and/or Warrant Shares in a registration statement made by the Company as contemplated by Subsection (1) of this Section (j) or in connection with a request made pursuant to Subsection (2) of this Section
                  (j) prior to the acquisition of the Warrant Shares upon exercise of the Warrants and even though the Requesting Holder has not given notice of exercise of the Warrants. If the Company determines to include securities to be sold by it in any registration statement originally requested pursuant to this Subsection (2) of this Section (j), such registration shall instead be deemed to have been a registration under Subsection (1) of this Section (j) and not under Subsection (2) of this Subsection (j). The Requesting Holder may thereafter at its option, exercise the Warrants at any time or from time to time subsequent to the effectiveness under the Act of the registration statement in which the Warrant Shares were included.

                           (3) The following provision of this Section (j)
shall also be applicable:

                                    (A) Within ten days after receiving any
                           such notice pursuant to Subsection (2) of this Section (j), the Company shall give notice to the other holders of Warrants and Warrant Shares, advising that the Company is proceeding with such registration statement and offering to include therein Warrants and/or Warrant Shares of such other holders, provided that they shall furnish the Company with such appropriate information (relating to the intentions of such holders) in connection therewith as the Company shall reasonably request in writing. Following the effective date of such registration, the Company shall upon the request of any owner of Warrants and/or Warrant Shares forthwith supply such a number of prospectuses meeting the requirements of the Act, as shall be requested by such owner to permit such holder to make a public offering of all Warrants and/or Warrant Shares from time to time offered or sold to such holder, provided that such holder shall from time to time furnish the Company with such appropriate information (relating to the intentions of such holder) in connection therewith as the Company shall request in writing. The Company shall also use its best

                                                           Page 62 of 65 Pages


                           efforts to qualify the Warrant Shares for sale in such states as the Requesting Holder shall designate.

                                    (B) The Company shall bear the entire cost
                           and expense of any registration of securities initiated by it under Subsection (1) of this Section (j) notwithstanding that Warrants and/or Warrant Shares subject to this Warrant may be included in any such registration. The Company shall also comply with one request for registration made by the majority holder pursuant to Subsection
                           (2) of this Section (j) at its own expense and without charge to any holder of any Warrants and/or Warrant Shares; and the Company shall comply with one additional request made by the majority holder pursuant to Subsection (2) of this Section (j) (and not deemed to be pursuant to Subsection (1) of this Section (j)) at the sole expense of such majority holder. Any holder whose Warrants and/ or Warrant Shares are included in any such registration statement pursuant to this Section (j) shall, however, bear the fees of his own counsel and any registration fees, transfer taxes or underwriting discounts or commissions applicable to the Warrant Shares sold by him pursuant thereto.

                                    (C) The Company shall indemnify and hold
                           harmless each such holder and each underwriter, within the meaning of the Act, who may purchase from or sell for any such holder any Warrants and/or Warrant Shares from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement under the Act or any prospectus included therein required to be filed or furnished by reason of this Section (j) or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished or required to be furnished in writing to the Company by such holder or underwriter expressly for use therein, which indemnification shall include each person, if any, who controls any such underwriter within the meaning of such Act provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Holder or any other Holder, specifically for use in the preparation thereof.

                                                           Page 63 of 65 Pages


                                    (D) Neither the giving of any notice by
                           any such majority holder nor the making of any request for prospectuses shall impose upon such majority holder or owner making such request any obligation to sell any Warrants and/or Warrant Shares, or exercise any Warrants.

         The Company's agreements with respect to Warrants or Warrant Shares in this Section (j) shall continue in effect regardless of the exercise and surrender of this Warrant.

         (l) CONVERSION OF WARRANTS. The holder may, at its option, elect to convert the Warrants into warrants identical to those issued to the investors in the Private Placement (the "Private Placement Warrants"). In such event, the exercise price, anti-dilution provisions and other terms of the Warrant Agreement governing the Private Placement Warrants shall govern the Warrants; provided, however, that Section (j) hereof shall survive conversion and the Warrants shall not be subject to redemption by the Company.



                                  DATALINK SYSTEMS CORPORATION


                                  By:_________________________________________
                                       Anthony LaPine, Chief Executive Officer






Dated: November 5, 1997




Attest:



___________________________
Thomas C. Bland, Secretary

                                                           Page 64 of 65 Pages


                                 PURCHASE FORM


                                                Dated
                                                        ---------------------


                  The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing shares of Common Stock and hereby makes payment of in payment of the actual exercise price thereof.



                    INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
          -------------------------------------------
          (Please typewrite or print in block letters)


Address
          -------------------------------------------

Signature
          -------------------------------------------

                                ASSIGNMENT FORM

                  FOR VALUE RECEIVED, ________________________________ hereby sells, assigns and transfers unto

Name
          -------------------------------------------
          (Please typewrite or print in block letters)



Address
          -------------------------------------------

the right to purchase Common Stock represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date
          -------------------------------------------
Signature
          -------------------------------------------

                                                           Page 65 of 65 Pages



                                   EXHIBIT 6

                                   AGREEMENT

                         JOINT FILING OF SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Datalink Systems Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:   December 9, 1997               Commonwealth Associates
         New York, New York

                                        By:   /s/ Michael S. Falk
                                              ---------------------------------
                                              Michael S. Falk
                                              Chief Executive Officer

Dated:   December 9, 1997                     /s/ Michael S. Falk
         New York, New York                   ---------------------------------
                                              Michael S. Falk

Dated:   December 9, 1997                     /s/ Robert Priddy
         Atlanta, Georgia                     ---------------------------------
                                              Robert Priddy